SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January 17, 2008

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATE LAW
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	Date: June 30, 2007

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTORS RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE 01768-0	2 - COMPANY NAME BRASIL TELECOM PARTICIPAÇÕES S.A.	3 – CNPJ - TAXPAYER REGISTER 02.570.688/0001-70
4 – NIRE 5.330.000.581.8

01.02 - ADDRESS OF COMPANY HEADQUARTERS

1 - FULL ADDRESS SIA/SUL - ASP – LOTE D - BL B - 1º ANDAR			2 - DISTRICT SIA
3 - ZIP CODE 71215-000	4 - MUNICIPALITY BRASILIA			5 - STATE DF
6 - AREA CODE 61	7 - TELEPHONE NUMBER 3415-1010	8 - TELEPHONE NUMBER 3415-1256	9 - TELEPHONE NUMBER 3415-1119	10 - TELEX
11 - AREA CODE 61	12 - FAX 3415-1593	13 - FAX 3415-1315	14 - FAX -
15 - E-MAIL ri@brasiltelecom.com.br

01.03 - INVESTOR RELATIONS OFFICER (Address for correspondence to Company)

1 - NAME PAULO NARCÉLIO SIMÕES AMARAL
2 - FULL ADDRESS SIA/SUL - ASP - LOTE D- BL A – 2º ANDAR			3 - DISTRICT SIA
4 - ZIP CODE 71215-000	5 – MUNICIPALITY BRASILIA			6 - STATE DF
7 - AREA CODE 61	8 - TELEPHONE NUMBER 3415-1010	9 - TELEPHONE NUMBER 3415-1140	10 - TELEPHONE NUMBER -	11 - TELEX
12 - AREA CODE 61	13 – FAX 3415-1593	14 - FAX -	15 - FAX -
15 - E-MAIL ri@brasiltelecom.com.br

01.04 - REFERENCE / INDEPENDENT ACCOUNTANT

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - ENDING	3 - QUARTER	4 - BEGINNING	5 - ENDING	6 - QUARTER	7 - BEGINNING	8 - ENDING
1/1/2007	12/31/2007	2	4/1/2007	6/30/2007	1	1/1/2007	3/31/2007
9 - INDEPENDENT ACCOUNTANT DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES					10 - CVM CODE 00385-9
11 - NAME TECHNICAL RESPONSIBLE MARCO ANTONIO BRANDÃO SIMURRO					12 - CPF – TAXPAYER REGISTER 755.400.708-44

01.05 - COMPOSITION OF ISSUED CAPITAL

1 - QUANTITY OF SHARES (Units)	2 - CURRENT QUARTER 6/30/2007	3 - PRIOR QUARTER 3/31/2007	4 - SAME QUARTER OF PRIOR YEAR 6/30/2006
ISSUED CAPITAL
1 - COMMON	134,031,688	134,031,688,203	134,031,688,203
2 - PREFERRED	229,937,525	229,937,525,684	229,937,525,684
3 - TOTAL	363,969,213	363,969,213,887	363,969,213,887
TREASURY SHARES
4 - COMMON	1,480,800	1,480,800,000	1,480,800,000
5 - PREFERRED	0	0	0
6 - TOTAL	1,480,800	1,480,800,000	1,480,800,000

01.06 - COMPANY’S CHARACTERISTICS

1 - TYPE OF COMPANY Industrial, Commercial Companies And Others
2 – SITUATION Operating
3 - TYPE OF CONTROLLING INTEREST National Holding
4 - ACTIVITY CODE 1130 – Telecommunications
5 - MAIN ACTIVITY Providing Switched Fixed Telephone Service
6 - TYPE OF CONSOLIDATED Total
7 - TYPE OF ACCOUNTANTS REPORT Unqualified

01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENT

1 - ITEM	2 – CNPJ - TAXPAYERS REGISTER	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING PAYMENT	6 - TYPE OF SHARE	7 - VALUE OF THE DIVIDEND PER SHARE
01	Board of Directors’ Meeting	6/30/2006	Interest on Shareholders’ Equity	5/31/2007	Common	0.0004345104
02	Board of Directors’ Meeting	6/30/2006	Interest on Shareholders’ Equity	5/31/2007	Preferred	0.0004345104
03	Board of Directors’ Meeting	12/29/2006	Interest on Shareholders’ Equity	5/31/2007	Common	0.0005348723
04	Board of Directors’ Meeting	12/29/2006	Interest on Shareholders’ Equity	5/31/2007	Preferred	0.0005348723
05	Annual General Meeting	4/10/2007	Dividends	5/31/2007	Common	0.0001008889
06	Annual General Meeting	4/10/2007	Dividends	5/31/2007	Preferred	0.0001008889

01.09 - ISSUED CAPITAL AND CHANGES IN CURRENT YEAR

1 - ITEM	2 – DATE OF CHANGE	3 - CAPITAL STOCK (In R$ thousands)	4 - VALUE OF CHANGE (In R$ thousands)	5 - ORIGIN OF ALTERATION	6 - QUANTITY OF ISSUED SHARES (Units)	7 – SHARE PRICE ON ISSUANCE DATE (In R$)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 7/24/2007	2 - SIGNATURE

02.01 - BALANCE SHEET – ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 -6/30/2007	4 - 3/31/2007
1	TOTAL ASSETS	5,666,087	5,918,599
1.01	CURRENT ASSETS	1,577,192	1,949,032
1.01.01	CASH AND CASH EQUIVALENTS	1,336,936	1,445,249
1.01.01.01	CASH AND BANK ACCOUNTS	66	86
1.01.01.02	HIGH-LIQUID INVESTMENTS	1,336,870	1,445,163
1.01.02	CREDITS	0	0
1.01.02.01	CLIENTS	0	0
1.01.02.02	SUNDRY CREDITS	0	0
1.01.03	INVENTORIES	0	0
1.01.04	OTHER	240,256	503,783
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	93,206	114,935
1.01.04.02	DIVIDENDS RECEIVABLE	140,104	381,249
1.01.04.03	OTHER ASSETS	6,946	7,599
1.02	NON-CURRENT ASSETS	4,088,895	3,969,567
1.02.01	LONG-TERM ASSETS	238,113	235,678
1.02.01.01	SUNDRY CREDITS	0	0
1.02.01.02	CREDITS WITH RELATED PARTIES	0	0
1.02.01.02.01	FROM DIRECT AND INDIRECT ASSOCIATED COMPANIES	0	0
1.02.01.02.02	FROM SUBSIDIARIES	0	0
1.02.01.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.01.03	OTHER	238,113	235,678
1.02.01.03.01	DEFERRED AND RECOVERABLE TAXES	232,695	230,363
1.02.01.03.02	JUDICIAL DEPOSITS	5,418	5,315
1.02.01.03.03	OTHER ASSETS	0	0
1.02.02	PERMANENT ASSETS	3,850,782	3,733,889
1.02.02.01	INVESTMENTS	3,849,873	3,732,916
1.02.02.01.01	DIRECT AND INDIRECT ASSOCIATED COMPANIES	0	0
1.02.02.01.02	DIRECT AND INDIRECT ASSOCIATED COMPANIES – GOODWILL	0	0
1.02.02.01.03	SUBSIDIARIES	3,841,782	3,725,304
1.02.02.01.04	SUBSIDIARIES - GOODWILL	0	0
1.02.02.01.05	OTHER INVESTMENTS	8,091	7,612
1.02.02.02	PROPERTY, PLANT AND EQUIPMENT	884	941
1.02.02.03	INTANGIBLE	25	32
1.02.02.04	DEFERRED CHARGES	0	0

02.02 - BALANCE SHEET – LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2007	4 - 3/31/2007
2	TOTAL LIABILITIES	5,666,087	5,918,599
2.01	CURRENT LIABILITIES	253,138	651,844
2.01.01	LOANS AND FINANCING	0	0
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	332	270
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	23,553	41,151
2.01.04.01	INDIRECT TAXES	28	46
2.01.04.02	TAXES ON INCOME	23,525	41,105
2.01.05	DIVIDENDS PAYABLE	228,872	610,308
2.01.06	PROVISIONS	14	13
2.01.06.01	PROVISIONS FOR CONTINGENCIES	14	13
2.01.07	DEBTS WITH RELATED PARTIES	0	0
2.01.08	OTHER	367	102
2.01.08.01	PAYROLL AND SOCIAL CHARGES	19	19
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	68	83
2.01.08.03	OTHER LIABILITIES	280	0
2.02	NON-CURRENT LIABILITIES	7,613	6,883
2.02.01	LONG-TERM LIABILITIES	7,613	6,883
2.02.01.01	LOANS AND FINANCING	0	0
2.02.01.02	DEBENTURES	0	0
2.02.01.03	PROVISIONS	4,485	4,363
2.02.01.03.01	PROVISIONS FOR CONTINGENCIES	4,485	4,363
2.02.01.04	DEBTS WITH RELATED PARTIES	0	0
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	0	0
2.02.01.06	OTHER	3,128	2,520
2.02.01.06.01	INDIRECT TAXES	0	0
2.02.01.06.02	TAXES ON INCOME	3,128	2,520
2.02.02	DEFERRED INCOME	0	0
2.04	SHAREHOLDERS’ EQUITY	5,405,336	5,259,872
2.04.01	PAID UP CAPITAL STOCK	2,596,272	2,596,272
2.04.02	CAPITAL RESERVES	309,178	309,178
2.04.02.01	GOODWILL ON SHARE SUBSCRIPTION	306,961	306,961
2.04.02.02	OTHER CAPITAL RESERVES	2,217	2,217
2.04.03	REVALUATION RESERVES	0	0
2.04.03.01	OWN ASSETS	0	0
2.04.03.02	SUBSIDIARIES/DIRECT AND INDIRECT ASSOCIATED COMPANIES	0	0
2.04.04	PROFIT RESERVES	306,349	306,349
2.04.04.01	LEGAL	232,169	232,169
2.04.04.02	STATUTORY	0	0
2.04.04.03	CONTINGENCIES	0	0
2.04.04.04	REALIZABLE PROFIT RESERVES	74,180	74,180

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2007	4 - 3/31/2007
2.04.04.05	PROFIT RETENTION	0	0
2.04.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.04.04.07	OTHER PROFIT RESERVES	0	0
2.04.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	2,193,537	2,048,073
2.04.06	ADVANCE FOR FUTURE CAPITAL INCREASE	0	0

03.01 - STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 -4/1/2007 to 6/30/2007	4 - 1/1/2007 to 6/30/2007	5 – 4/1/2006 to 6/30/2006	6 - 1/1/2006 to 6/30/2006
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTIONS FROM GROSS REVENUE	0	0	0	0
3.03	NET REVENUE FROM SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING INCOME/EXPENSES	159,491	143,740	(78,033)	(29,443)
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(3,699)	(8,521)	(3,818)	(9,029)
3.06.03	FINANCIAL	45,992	(106,834)	(152,427)	(100,138)
3.06.03.01	FINANCIAL INCOME	49,505	104,768	62,006	131,080
3.06.03.02	FINANCIAL EXPENSES	(3,513)	(211,602)	(214,433)	(231,218)
3.06.04	OTHER OPERATING INCOME	960	1,935	1,370	1,867
3.06.05	OTHER OPERATING EXPENSES	(239)	(661)	(379)	(723)
3.06.06	EQUITY INCOME	116,477	257,821	77,221	78,580
3.07	OPERATING INCOME	159,491	143,740	(78,033)	(29,443)
3.08	NON-OPERATING INCOME	480	542	109	248
3.08.01	REVENUES	480	542	104	248
3.08.02	EXPENSES	0	0	5	0
3.09	INCOME BEFORE TAXES AND MINORITY INTEREST	159,971	144,282	(77,924)	(29,195)
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(14,507)	(17,130)	(3,250)	(19,302)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY INTEREST/ CONTRIBUTIONS	0	0	0	0
3.12.01	INTEREST	0	0	0	0

03.01 - STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 – ACCOUNT DESCRIPTION	3 - 4/1/2007 to 6/30/2007	4 - 1/1/2007 to 6/30/2007	5 – 4/1/2006 to 6/30/2006	6 - 1/1/2006 to 6/30/2006
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	0	187,600	185,300	185,300
3.15	INCOME/LOSS FOR THE PERIOD	145,464	314,752	104,126	136,803
	NUMBER OF SHARES, EX-TREASURY (UNITS)	362,488,413	362,488,413	362,488,413,887	362,488,413,887
	EARNINGS PER SHARE (IN REAIS)	0.40129	0.86831	0.00029	0.00038
	LOSS PER SHARE (IN REAIS)

04.01 – NOTES TO THE FINANCIAL STATEMENTS

NOTES TO THE QUARTERLY INFORMATION AS OF 06/30/2007

(In thousands of Brazilian Reais)

1. OPERATIONS

Brasil Telecom Participações S.A. (“the Company”) is a joint stock publicly-held company, incorporated according to article 189 of Law 9,472/97 - Telecommunications General Law, as part of TELEBRÁS’ spin-off process, whose protocol and justification was approved on May 22, 1998.

The Company has as purpose to control companies exploring fixed telephony public services in Region II of the General Concession Plan (“PGO”), approved by Decree 2,534 of April 2, 1998. Such control is exercised through Brasil Telecom S.A., which is a concessionaire responsible for the Switched Fixed Telephone Service (“STFC”) in Region II of PGO. In addition, the Company may participate in the capital of other companies.

The Company is registered at the Brazilian Securities and Exchange Commission (“CVM”) and at the U.S. Securities and Exchange Commission – SEC. Its shares are traded on the São Paulo Stock Exchange (“BOVESPA”), where it also integrates Level 1 of Corporate Governance, and trades its American Depositary Receipts (“ADRs”) on the New York Stock Exchange (“NYSE”).

The control of the Company is exercised by SOLPART Participações S.A. (“SOLPART”), corresponding, at the quarter closing date, to 51.00% of the voting capital and 18.78% of the total capital.

Direct Subsidiaries of the Company

a. Brasil Telecom S.A.

Brasil Telecom S.A. is a concessionaire of the Switched Fixed Telephone Service (“STFC”) and operates in Region II of the General Concession Plan, covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, besides the Federal District. In this area, Brasil Telecom S.A. renders since July 1998 the STFC in the modalities of local and intra-regional long distance.

With recognition of the prior fulfillment of the obligations for universalization stated in the General Plan of Universalization Goals (“PGMU”), required for December 31, 2003, Brasil Telecom S.A. obtained from the National Agency for Telecommunications (“ANATEL”), on January 19, 2004, authorizations for the Company to exploit STFC in the following service modalities: (i) Local and Domestic Long Distance calls in Regions I and III and Sectors 20, 22 and 25 of Region II of the General Concession Plan (“PGO”); and (ii) International Long Distance calls in Regions I, II and III of PGO. As a result of these authorizations, the Company began to exploit the Domestic and International Long Distance Services in all Regions, starting on January 22, 2004. In the case of the Local Service in the new regions and PGO sectors, the service began to be rendered as from January 19, 2005.

The concession agreements in force, under the modalities of local and long distance services, came into force as of January 1, 2006, effective until December 31, 2025. Additional information about these agreements is mentioned in Note 5.i.

Information related to the quality and universalization targets of the Switched Fixed Telephone Service of its Subsidiary are available to interested parties on ANATEL’s homepage, on the website www.anatel.gov.br.

b. Nova Tarrafa Participações Ltda. e Nova Tarrafa Inc.

The Company also holds the control of Nova Tarrafa Participações Ltda (“NTP”) and Nova Tarrafa Inc. (“NTI”). The purpose of these subsidiaries is the capital interest in Internet Group (Cayman) Limited (“iG Cayman”), which is focused on Internet access provision. iG Cayman is subsidiary of Brasil Telecom Serviços de Internet S.A, a company that is also an indirect subsidiary and operates in the internet segment.

NTP’s and NTI’s interest in iG Cayman on the quarter closing date represented 9.25% and 0.16%, respectively, and together with Brasil Telecom Serviços de Internet S.A. the total interest was 98.2% .

Indirect Subsidiaries

On August 1, 2006, was approved by Brasil Telecom S.A.’s Board of Directors the corporate restructuring of its subsidiaries. This restructuring, whose purpose is to optimize the controlling structure through company reduction, concentration of similar activities and simplification of inter-company corporate interest, began in the second semester of 2006. The alterations carried out in the current year are mentioned in the comments on the Companies’ performance below, when applicable. The corporate alterations performed in 2006 and 2007, carried out based on the book values, did not have material effects in the cost structure.

The subsidiary Brasil Telecom S.A. holds the control of the following companies:

a. 14 Brasil Telecom Celular S.A.

14 Brasil Telecom Celular S.A. (“BrT Celular”) is a wholly-owned subsidiary which operates since the fourth quarter of 2004 to provide Personal Mobile Service (“SMP”), with authorization to render such services to the Region II of the PGO.

b. BrT Serviços de Internet S.A.

BrT Serviços de Internet S.A. (“BrT Celular”) is a wholly-owned subsidiary whose main product is internet broadband services. It also provides both residential and corporate clients with a series of value added services, among which wireless internet access.

BrTI, on the other hand, has the control of the following companies:

(i) iBest Group

iBest has its operations concentrated in providing dialup connection to the Internet, sale of advertising space for disclosure in its portal and value-added service, and one of its main services is its internet connection speedup device. It is represented by the companies: iBest Holding Corporation, incorporated in Cayman Islands, and Freelance S.A., established in Brazil.

(ii) iG Group

iG operates as an internet access provider, both dialup and broadband. It also provides value added services focused on the residential and corporate markets. In addition, iG also sells advertising space in its portal.

BrTI’s control over the iG Companies is attributed to its 88.81% share in the capital stock of Internet Group (Cayman) Limited (“iG Cayman”), located in the Cayman Islands.

iG Cayman is a holding which, in its turn, has the control of Internet Group do Brasil Ltda. (“iG Brasil”) and Central de Serviços Internet Ltda. (“CSI”), both established in Brazil.

Agência O Jornal da Internet Ltda. (“Jornal Internet”)

BrTI holds thirty per cent interest in the capital stock of Jornal Internet, which aims at the commercialization of goods and services through the Internet, edition of daily newspapers or magazines, as well as the obtainment, generation and publication of news on selected facts. Seventy per cent of the capital stock of Jornal Internet is held by Caio Túlio Vieira Costa, executive vice-president of the Company’s subsidiaries related to internet businesses.

c. Brasil Telecom Cabos Submarinos Ltda.

Brasil Telecom Cabos Submarinos Ltda. (”BrT CS”) was subsidiary of BrTI up to January 2, 2007. On such date BrTI reduced the portion of its capital stock held by Brasil Telecom S.A., using it to pay up part of the investment reduction in BrT CS, in the amount of R$132,678 thousand. Thus, Brasil Telecom S.A. is now the parent company of BrT CS, owning nearly all of the latter’s capital stock. BrTI continue to be holder of only a quota of the capital stock of BrT CS, corresponding to an interest below 0.01% .

BrT CS, jointly with its subsidiaries, operates through a system of submarine fiber optics cables, with connection points in the United States, Bermudas Islands, Venezuela and Brazil, allowing data traffic through packages of integrated services, offered to local and international corporate customers.

BrT CS is holds 100% of the capital stock of Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT SCS Bermuda”), which, on its turn, holds the total shares of Brasil Telecom of America Inc. (“BrT of America”) and of Brasil Telecom de Venezuela, S.A. (“BrT Venezuela”).

d. BrT Comunicação Multimídia Ltda.

Brasil Telecom S.A. held, at the quarter closing date, 100% of the capital of MTH Ventures do Brasil Ltda. (“MTH”), a holding company which had 84.4% of the capital of Brasil Telecom Comunicação Multimídia Ltda. (“BrT Multimídia”) and the remaining interest was held by Brasil Telecom S.A. and BrTI. Subsequently, at the Extraordinary General Meeting of Brasil Telecom S.A., held on April 10, 2007, it was resolved that the latter should merge MTH.

BrT Multimídia is a service provider of private telecommunications network through optical fiber digital networks, of local scope in São Paulo, Rio de Janeiro and Belo Horizonte, and long distance network connecting these major metropolitan commercial centers. It performs nationwide through commercial agreements with other telecommunication companies to offer services to other regions in Brazil. It also has an Internet solution center in São Paulo, which offers co-location, hosting and other value-added services.

e. Vant Telecomunicações S.A. (“VANT”):

Company whose capital stock is practically held by Brasil Telecom S.A.. BrTI has only one share in VANT’s capital stock, representing less than 0.01% interest.

VANT aims at the rendering of multimedia communication services, acquisition and onerous assignment of capabilities and other means, operating in the main Brazilian state capitals.

f. Santa Bárbara dos Pinhais S.A. (“SB dos Pinhais”)

Company which was not operating on the quarter closing date. It aims at rendering services in general comprising, the management activities of real estate or assets, among others.

Change in the Management

On July 27, 2005, there was a change in the Company’s Board of Directors, which, at the meeting held on August 25, 2005, elected a new Board of Executive Officers. The process of replacing the managers of the Company was litigious, according to various material facts published by the Company during 2005 and various lawsuits, which are still under progress, brought by the former manager, aiming at recovering the management of the Company.

Agreements as of April 28, 2005 under the Previous Management

On April 28, 2005, still under previous management, Brasil Telecom Participações S.A. and Brasil Telecom S.A. entered into various agreements involving the Opportunity Group and Telecom Italia (“April 28 Agreements”).

Among such agreements, Brasil Telecom S.A. and its subsidiary 14 Brasil Telecom Celular S.A. executed with TIM International N.V. (“TIMI”) and TIM Brasil Serviços e Participações S.A. (“TIMB”) an instrument named as “Merger Agreement” and a “Protocol” related thereto.

As mentioned in material facts published, the merger was forbidden by injunctions issued by the Brazilian and U.S. courts. It is also subject-matter of discussion under arbitration involving the controlling shareholders.

The current management of Brasil Telecom Participações S.A. and of Brasil Telecom S.A. understands that the Merger Agreement, the respective Protocol, and other April 28 agreements, which included the waiver and transaction in lawsuits involving the Companies, were entered into with conflict of interests, breaching the laws and the Bylaws of the Companies, and also, in opposition to shareholders’ agreements and without the necessary corporate approvals. In addition, the actual management deems that such agreements are contrary to the best interest of the Companies, especially regarding its mobile telephony business.

Referring to the “Merger Agreement” mentioned in this note, the subsidiary Brasil Telecom S.A. and its subsidiary BrT Celular started on March 15, 2006 arbitration against TII and TIM, with the purpose of annulling it. The Company released a material fact on this matter on March 16, 2006.

TIMI and TIMB sent to Brasil Telecom S.A. and BrT Celular a correspondence dated May 2, 2006, unilaterally terminating the referred “Merger Agreement”, reserving supposed right to indemnification for losses and damages, which is being dealt with in said arbitration. According to analyses of the Company’s legal advisors, the risk of losses referring to the supposed right to indemnification is remote and its amount is not possible to be measured. Also in May 2006, Telecom Italia International filed with Anatel and CADE, petitions requesting to file the operation related to the “Merger Agreement” due to lack of grounds.

2. PRESENTATION OF THE ACCOUNTING STATEMENTS

Preparation Criteria

The accounting statements have been prepared in accordance with accounting practices adopted in Brazil, in compliance with the Brazilian corporate law, rules of the Brazilian Securities and Exchange Commission (“CVM”) and rules applicable to telephony service concessionaires.

As the Company is registered with the SEC, it is subject to SEC’s standards, and it must prepare financial statements and other information by using criteria that comply with that agency’s requirements. To comply with these requirements and aiming at meeting the market’s information needs, the Company adopts, as a principle, the disclosure of information in both markets in their respective languages.

The notes to the financial statements are presented in thousands of reais, unless otherwise demonstrated. According to each situation, they present information related to the Company and the consolidated statements, identified as “PARENT COMPANY” and “CONSOLIDATED”, respectively. When the information is common to both situations, it is identified as “PARENT COMPANY AND CONSOLIDATED”.

The amounts of judicial deposits linked to the provisions for contingencies are presented in a deductive way from the liabilities established. Also referring to the form of presentation, this quarterly information considers the requirements determined by CVM Resolution 488/05, especially, the segregation of assets in current and non-current groups, as well as pertaining to the latter, the creation of intangible assets subgroup. For comparative effect, previous year balances have been reclassified.

The accounting estimates were based on objective and subjective factors, based on management’s judgment to determine the appropriate amount to be recorded in the financial statements. Significant items subject to these estimates and assumptions include the residual amount of the fixed assets, allowance for doubtful accounts, inventories and deferred income tax and social contribution, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to benefits to employees. The settlement of transactions involving these estimates may result in different amounts due to the inaccuracy inherent to the process of determining these amounts. Management reviews its estimates and assumptions at least quarterly.

Consolidated Financial Statements

The consolidation was made in accordance with CVM Instruction 247/96 and includes the companies listed in Note 1.

Some of the main consolidation procedures are:

  Elimination of balances of the asset and liability accounts among the consolidated companies, as well as revenue and expenses of transactions among them;

  Elimination of the balances of the investment accounts and corresponding investor’s shareholdings, reserves and accumulated results in the consolidated companies; and

  Segregation of the portions of shareholders’ equity and income belonging to minority shareholders, indicated in specific items.

The conciliation of the net income and the shareholders’ equity belonging to the Parent Company and the Consolidated is shown below:

	NET INCOME		SHAREHOLDERS’ EQUITY
	6/30/07	6/30/06	6/30/07	3/31/07
PARENT COMPANY	314,752	136,803	5,405,336	5,259,872
Registrations carried out in the Subsidiary’s Shareholders’ Equity
Donations and Subsidies for Investments	-	(5)	-	-
Capitalized Interest in the Subsidiary	582	1,746	-	-
CONSOLIDATED	315,334	138,544	5,405,336	5,259,872

Supplementary Information

The Company is presenting as supplementary information the statement of cash flows, which was prepared in accordance with Accounting Rules and Procedures - NPC 20 of the Brazilian Institute of Independent Auditors - IBRACON. This statement is shown jointly with Note 17.

Report per Segment

The Company is presenting, supplementary to note 42, the report per business segment. A segment is an identifiable component of the company, intended for service rendering (business segment), or provision of products and services which are subject to risks and compensations which are different among themselves.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The criteria mentioned in this note refer to the practices adopted by the Company and its subsidiaries that are included in the consolidated accounting statements.

a. Cash, Bank Accounts and High-Liquid Investments: Financial investments are temporary high-liquid investments, with immediate maturity. They are recorded at cost, plus income registered until the closing dates of the quarters presented, and do not exceed market value. Investment funds quotas are appreciated considering the quota values on the quarters closing dates.

b. Trade Accounts Receivable: Receivables from users of telecommunications services are recorded at the amount of the fee or the service on the date the service is rendered. Accounts receivable from services include credits for services rendered and not billed until the quarters closing date. Receivables resulting from sales of cell phones and accessories are recorded by the amount of sales made, at the moment in which the goods are delivered and accepted by the customer. The criterion adopted for making the allowance for doubtful accounts takes into account the calculation of the actual percentage of losses incurred on each range of accounts receivable. Future losses on the current receivables balance are estimated based on these historic percentages, which include accounts coming due and also the portion of services rendered yet to be billed, thus composing the amount that could become a future loss, which is recorded as a provision.

c. Material Inventories: Stated at average acquisition cost, not exceeding replacement cost. Inventories are segregated into inventories for plant expansion and maintenance and goods inventories for resale, mainly composed of cell phones, accessories and electronic cards - chips. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress), and inventories to be used in maintenance are classified as current and long-term assets, in accordance with the period in which they will be used, and the resale inventories are classified as current assets. Obsolete inventories are recorded as allowance for losses. With regard to cell phones and accessories, BrT Celular records adjustments, in the cases in which the acquisitions presented higher values conforming them to the realization value.

d. Investments: Investments in subsidiaries are assessed using the equity method of accounting. Goodwill is calculated based on the expectation of future results and its amortization is based on the expected realization/timing over an estimated period of not more than ten years. Other investments are recorded at acquisition cost, less allowance for losses, when applicable. The investments resulting from income tax incentives are recognized on the date of investment, and result in shares of companies with tax incentives or investment fund quotas. In the period between the investment date and receipt of shares or quotas of funds, they remain recognized in long-term assets. These investments are periodically valued and the result of the comparison between its original and market costs, when the latter is lower, results in the constitution of allowances for probable losses.

e. Property, Plant and Equipment: Stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges resulting from obligations for financing assets and construction in progress are capitalized.

The expenditures incurred, when they represent improvements (increase in installed capacity or useful life) are capitalized. Maintenance and repair expenditures are charged to the profit and losses accounts, on an accrual basis.

Depreciation is calculated under the straight-line method. Depreciation rates used are based on expected useful lives of the assets and in accordance with the standards of the Public Telecommunications Service. The main rates used are set forth in Note 28.

f. Intangible Assets: These mainly refer to licenses and rights to use software and regulatory licenses. The amortization of rights to use software is calculated by the straight-line method, for a five-year period and the regulatory licenses according to the terms determined by the regulatory agency. When benefits are not expected from a license or right connected to such asset, it is written off against the non-operating income.

g. Deferred Charges: Mainly refer to implementation and reorganization expenses. Amortization is calculated under the straight-line method, for a five-year term. When benefits are not expected from an asset, it is written off against non-operating income.

h. Income and Social Contribution Taxes: Corporate income and social contribution taxes are accounted for on an accrual basis. These taxes levied on temporary differences, tax losses and the social contribution negative basis are recorded under assets or liabilities, as applicable, according to the assumption of realization or future demand, within the parameters set forth in CVM Instruction 371/02.

i. Loans and Financing: These are restated by monetary and/or exchange variations and interest incurred until the quarter closing date. Equal restatement is applied to the guarantee contracts to hedge the debt.

j. Provision for Contingencies: The contingency provisions are made based on a survey of the respective risks and they are quantified according to economic grounds and legal opinions on the contingency proceedings and facts known on the quarter closing date. The basis and nature of the provisions are described in Note 7.

k. Revenue Recognition: Revenues from services rendered are recognized when provided. Local and long distance calls are charged based on time measurement according to the legislation in force. Revenues from sales of payphone cards (Public Use Telephony - TUP), cell phones and accessories are recorded when delivered and accepted by the clients. For prepaid services linked to mobile telephony, the revenue is recognized in accordance with the utilization of services. Revenue is not recognized if there is a significant uncertainty in its realization.

l. Recognition of Expenses: Expenses are recognized on an accrual basis, considering their relation with revenue realization. Expenses related to future periods are deferred.

m. Financial Income (Expense), Net: Financial income is recognized on an accrual basis and comprises interest earned on overdue accounts settled after the term, gains on financial investments and hedges. Financial expenses comprise interest incurred and other charges on loans, financing and other financial transactions.

Interest on shareholders’ equity, when credited, is included in the financial expenses balance, and for financial statement presentation purposes, the amounts are reversed to profit and loss accounts and reclassified as a deduction of retained earnings, in the shareholders’ equity.

n. Benefits to Employees: Private pension plans and other retirement benefits sponsored by the Company and its subsidiaries for their employees are managed under three Foundations. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis. As of December 31, 2001, the subsidiary Brasil Telecom S.A. recorded its actuarial deficit on the balance sheet date against shareholders’ equity, excluding the corresponding tax effects. As from 2002, as new actuarial revaluations show the necessity for adjustments to the provision, they are recognized in the profit and loss accounts. Additional information relative to private pension plans is described in Note 6.

o. Profit Sharing: The provision for employees and management profit sharing is recognized on an accrual basis, being accounted as operating expense. The calculation of the amount, which is paid in the subsequent year after the provision is recognized, is based on the target program established with the labor union, by means of collective labor agreement, in accordance with Law 10,101/00 and the Company’s Bylaws.

p. Earnings or losses per share: Calculated based on the number of shares outstanding on the quarter closing date, which comprises the total number of shares issued, minus shares held in treasury.

4. RELATED-PARTIES TRANSACTIONS

Related parties transactions refer to operations of the Company with the subsidiaries Brasil Telecom S.A., Nova Tarrafa Participações Ltd. and Nova Tarrafa Inc.

Operations between related parties and the Company are carried out under regular market prices and conditions. The main transactions are:

Brasil Telecom S.A.

Sureties and Guarantees: (i) The Company renders sureties as guarantee of loans and financing owed by the Subsidiary to the lending financial institutions. In the quarter, on the guarantee granted, the Company assessed revenues at the amount of R$2,003 (R$1,669 in 2006); and (ii) the Company renders surety for the Subsidiary related to the contracting of insurance policies, guarantee of contractual liabilities (GOC), which amounted to R$101,502 (R$220,305 in 2006). Up to closing of the quarter, in return to such surety, the Company registered an operating revenue of R$58 (R$66 in 2006).

Expenses and Accounts Receivable: arising from transactions related to share of resources. The balance receivable is R$1,287 (R$454 receivable on 3/31/07) and the amounts recorded in income in 2006 comprised operating expenses of R$337.

5. MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS) AND RISK ANALYSIS

The Company and its subsidiaries assessed the book value of its assets and liabilities as compared to market or realizable values (fair value), based on information available and evaluation methodologies applicable to each case. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each case. Accordingly, the estimates presented may not necessarily indicate the amounts, which can be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have material effect on the obtained amounts. The selection of assets and liabilities presented in this note took place based on their materiality. Instruments whose values approximate their fair values, for example, cash, bank accounts and high-liquid investments, accounts receivable, assets and liabilities of taxes, pension funds, among others, and whose risk assessment is not significant, are not mentioned.

In accordance with their natures, the financial instruments may involve known or unknown risks, and the potential of such risks is important for the best judgment. Thus, there may be risks with or without guarantees, depending on circumstantial or legal aspects. Among the principal market risk factors which can affect the Company’s and the subsidiaries’ business are the following:

a. Credit Risk

The majority of services provided by the subsidiary Brasil Telecom S.A. are related to the Concession Agreement, and a significant portion of these services is subject to the determination of fees by the regulatory agency. The credit policy, in its turn, in case of telecommunications public services, is subject to legal standards established by the concession authority. The risk exists since Brasil Telecom S.A. and its subsidiaries may be subject to losses arising from the difficulty in receiving amounts billed to its customers. The consolidated default in the quarter was 2.65% (2.71% in 2006), taking into account the accounts receivable total losses in relation to gross revenue. By means of internal controls, the level of accounts receivable is constantly monitored, thus limiting the risk of past due accounts by cutting the access to the service (out phone traffic) if the bill is overdue for over 30 days. Exceptions are made for telephone services, which should be maintained for national security or defense.

The subsidiary Brasil Telecom S.A. operates in co-billing, concerning long distance calls with the use of its CSP (Operator Selection Code) originated by subscribers of other fixed and mobile telephony operators. The co-billing accounts receivable are managed by these operators, based on the operational agreements entered into with them and according to the rules set forth by ANATEL. The blocking rules set forth by the regulating agency are the same for the fixed and mobile telephony companies, which are co-billing suppliers. The Subsidiary separately controls receivables of this nature and maintains an allowance for losses that may occur, due to the risks of not receiving such amounts.

In respect to mobile telephony, credit risk in cell phones sales and in service rendering in the postpaid category is minimized with the adoption of a credit pre-analysis. Still in relation to postpaid service, whose customer base at the end of the quarter was 23.6% of total portfolio (26.6% on 3/31/07), the accounts receivable are also monitored in order to limit default and the block is made to the service (out of phone traffic) if the bill is overdue for over fifteen days.

b. Exchange Rate Risk

Liabilities

The subsidiary Brasil Telecom S.A. has loans and financing contracted in foreign currency. The risk related to these liabilities arises from possible exchange rate fluctuations, which may increase these liabilities balances. Loans subject to this risk represent approximately 18.3% (16.1% on 3/31/07) of the total liabilities of consolidated loans and financing, minus the contracted hedge balances. In order to minimize this kind of risk, exchange hedge agreements are contracted with financial institutions. Of the debt installment consolidated in foreign currency, 41.0% (70.0% on 3/31/07) is covered by hedge operations and financial investments in foreign currency. Unrealized positive and negative effects in these operations are record against income as profit or loss. In 2007, up to the quarter closing date, the accumulated negative variation of hedge contracts totaled R$78,271 (R$72,774 of negative variation in 2006).

Net exposure as per book and market values at the exchange rate risk prevailing is as follows:

CONSOLIDATED
	6/30/07		3/31/07
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans and Financing	707,525	738,906	751,525	790,721
Hedge Contracts	425,941	425,778	378,356	376,154
Total	1,133,466	1,164,684	1,129,881	1,166,875
Current	207,917	208,893	184,720	184,688
Long-term	925,549	955,791	945,161	982,187

The method used for calculation of market value (fair value) of loans and financing in foreign currency and hedge instruments was future cash flows associated to each contracted instruments, minus the market rates in force on the balance sheet closing date.

c. Interest Rate Risk

Assets

Consolidated assets result from loans remunerated by rates mentioned below, as well as Bank Deposit Certificates (CDBs) with Banco de Brasília S.A. related to the guarantee to credit benefit granted by the Federal District Government under a program called Programa de Promoção do Desenvolvimento Econômico e Sustentável do Distrito Federal – PRO-DF, (Program to Promote the Economic and Sustained Development of the Federal District), and the remuneration of these securities is equivalent to 95% of the SELIC rate.

CONSOLIDATED
	Book and Market Value
	6/30/07	3/31/07
Assets
Loans (including Debentures)
Loans subjected to CDI, IGP-M, Column 27 (FGV) and IGP-DI	8,068	8,432
Securities subject to:
SELIC rate	3,510	3,399
Total	11,578	11,831
Current	1,426	7,627
Long-term	10,152	4,204

The book values are equal to market values, as the current contracting conditions for these types of financial instruments are similar to the ones in which those come from or do not present parameters for quotation or contracting.

Liabilities

The subsidiary Brasil Telecom S.A. has loans and financing contracted in local currency subject to interest rates linked to indexing units (TJLP, UMBNDES, CDI and IGP-DI). The inherent risk in these liabilities arises from possible variations in these rates. The Subsidiary has contracted derivative hedge contracts to 9.3% (12.5% on 3/31/07) of the liabilities subject to the UMBNDES rate, using exchange rate swap contracts. However, the other market rates are continually monitored to evaluate the need to contract instruments to protect against the variation of these rates. The positive or negative effects unrealized in these operations are recorded in results as gain or loss. Up to the quarter closing date, the negative accumulated change of the hedge agreements amounted to R$3,133 (R$7,669 of negative change in 2006). The Subsidiary issued public debentures, non-convertible or exchangeable for shares. These liabilities were contracted at interest rates linked to the CDI, and the risk associated to this liability results from the possible increase of the rate.

The above mentioned liabilities on the balance sheet closing date are as follows:

CONSOLIDATED
	6/30/07		3/31/07
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans subject to TJLP	1,875,550	1,889,550	2,058,797	2,075,974
Debentures – CDI	1,089,622	1,089,622	1,640,179	1,642,446
Loans subject to UMBNDES	134,695	134,747	161,415	161,577
Hedge agreements on UMBNDES	12,436	12,276	17,298	16,879
Loans subject to IGP-DI	25,255	25,255	25,102	25,102
Other loans (Fixed Rate)	31,942	31,942	35,012	35,012
Total	3,169,500	3,183,392	3,937,803	3,956,990
Current	574,705	579,999	1,274,325	1,283,305
Long-term	2,594,795	2,603,393	2,663,478	2,673,685

Book value is equivalent to market values where the current contractual conditions for these types of financial instruments are similar to those in which they were originated or they did not present parameters for quotation or contraction.

d. Risk of Not Linking Monetary Restatement Indexes of Loans and Financing to Accounts Receivable

Loan and financing rates contracted by the subsidiary Brasil Telecom S.A. are not linked to amounts of accounts receivable. Thus, a risk exists, since telephony fees adjustments do not necessarily follow increases in local interest rates, which affect the Subsidiary’s debts.

e. Contingency Risks

Contingency risks are assessed according to loss hypotheses, as probable, possible or remote. Contingencies considered probable risks are recorded as liabilities. Details of these risks are presented in Note 7.

f. Risks Related to Investments

The Company has investments, which are assessed through the equity method of accounting and the acquisition cost. Brasil Telecom S.A., Nova Tarrafa Participações Ltd. And Nova Tarrafa Inc. are subsidiaries, whose investments are assessed by the equity accounting.

Investments assessed at cost are immaterial in relation to total assets. Their associated risks would not cause significant impacts on the results of the Company in case of substantial loss. The amounts related to the investments are as follows:

	6/30/07		3/31/07
	Book Value	Market Value	Book Value	Market Value
Investments	3,849,873	10,144,015	3,732,916	8,505,312
Interest in Subsidiaries	3,841,782	10,135,924	3,725,304	8,497,700
With Stock Exchange Quotation	3,816,891	10,111,033	3,698,412	8,470,808
Without Stock Exchange Quotation	24,891	24,891	26,892	26,892
Other Investments	8,091	8,091	7,612	7,612

The Stock Exchange quotation investment refers to the interest in Brasil Telecom S.A. and its market value was evaluated based on the market quotation used in the negotiation between minority shareholders.

g. Financial Investments Risks

The company has temporary high-liquid investments, in domestic currency, in financial investment funds (FIFs), and investments in its own portfolio of (based on post-fixed rates) private securities issued by first-tier financial institutions (CDBs). The FIFs portfolios are comprised of federal bonds (based on post-fixed, pre-fixed and foreign exchange rates) and CDBs issued by first-tier financial institutions (based on post-fixed rates), all of them linked to CDI variation.

The temporary high-liquid investments, in foreign currency, are represented by overnight operations backed by securities issued by foreign financial institutions.

The short-term investments are represented by investments in securities issued by the Republic of Austria, with remuneration linked to CDI.

The investments in CDBs and overnight operations are subject to credit risk of the financial institutions. Investments in foreign currency are subject to exchange rate risk.

The balances of the financial investments are presented in Note 17. The Company’s income earned up to the quarter was recorded as financial revenue and amount to R$84,090 (R$64,951 in 2006). Earnings from consolidated financial investments were R$202,188 (R$140,019 in 2006).

The consolidated short-term investments – temporary investments are presented in note 18. The income earned up to the quarter closing date was recorded in the financial revenue and amount to R$3,305 (R$2,372 in 2006).

h. Risk of Early Maturity of Loans and Financing

Liabilities resulting from financing, mentioned in note 36, concerning agreements of BNDES, public debentures and most of them referring to financial institutions, have clauses that estimate the early maturity of liabilities or retention of amounts pegged to debt covenants, in the cases in which certain levels for certain indicators are not reached, such as ratios of indebtedness, liquidity, cash generation and others.

For the financing agreements maintained with BNDES, the Company must comply with a set of financial ratios and in the event of non-compliance with some of these ratios, the Bank is allowed to request the temporary block of amounts, given as guarantee in a linked account. All indicators set forth in agreements are being complied with, thus there are no sanctions or penalties set forth in the agreement clauses entered into upon the Company

i. Regulatory Risks

New Concession Agreements

New Local and domestic long distance concession agreements were entered into by Brasil Telecom S.A. with Anatel, which took effect between January 1, 2006 and December 31, 2025. These new concession agreements, which provide for reviews on a five-year basis, in general have a higher intervention level in the management of the businesses and several provisions defending the consumer’s interest, as noticed by the regulation body. The main highlights are:

  The burden of the concession defined as 2% of the net revenue from taxes, calculated every two years, started in 2006 fiscal year, whose initial payment took place on April 30, 2007 and then successively until the end of the concession. This calculation method, concerning accrual, corresponds to 1% for each fiscal year;

  The definition of new universalization targets, particularly AICE – Special Class Individual Access, of mandatory and progressive offer and the Telecommunications Service Centers - PST, with full burden for the Concessionaire;

  The possibility of the Regulating Agency imposing alternative plans of mandatory offer;

  The introduction of Regulating Agency’s right to intervene and modify agreements of the concessionaire with third parties;

  The inclusion of assets of the parent company, subsidiary, affiliated companies and third parties, indispensable to the concession, as reversible assets;

  The creation of the users’ board in each concession;

Interconnection tariffs are defined as a percentage public local and domestic long distance tariff until the effective implementation of cost model by service/modality, estimated for 2008, as defined in the Regulation for Separation and Accounting Allocation (Resolution 396/05).

The amendment to the tariff method applicable to the STFC Basic Plan in the Local Modality Rendered under Public Scheme (PBS) – Conversion from Pulses to Minutes, and the implementation of the Alternative Service Plan of the Mandatory Offer (PASOO) shall be concluded in all areas of operations of Brasil Telecom S.A. up to July 31, 2007, in compliance with the regulatory requirements defined by ANATEL set forth in Rules No. 423/05, 432/06 and 450/06.

Taking into consideration that this amendment will enable customers to chose between two mandatory offering service plans (PBS and PASOO), as well as actually exercising their right to request a detailed local call invoice, it is not possible to assess, on the date these financial statements were prepared, the future impacts to be generated by such a change in the regulation.

The Bill of the Senate (PLS) 103/2007 and the Bill 1,481/2007, under priority progress, to amend Law 9,394/96 and Law 9,998/00, provide for the access to information digital networks in educational institutions and enable the use of funds raised by FUST by all the telecommunication operators, or even on a decentralized basis, by means of agreements of the federal government with other states. On the date of the preparation of this quarterly information is not possible to assess the future impacts of these Bills under process on Brasil Telecom S.A.’s results.

Overlapping of Licenses

When Brasil Telecom S.A. received the certification for achieving the universalization targets for 2003 was received, set forth by ANATEL, it already provided the fixed telephony service (“STFC”) in the intra-regional local and domestic long distance modalities (“LDN”) in the Region II of the General Concession Plan (“PGO”). After achieving the referred targets, ANATEL, in January 2004, issued authorizations that increase the possibility of Subsidiary’s operation: Local STFC and LDN in the Regions I and III of the PGO (and a few sectors of the Region II); International Long Distance (“LDI”) in the Regions I, II and III of the PGO; mobile telephony, by means of the subsidiary 14 Brasil Telecom Celular S.A. (“BrT Celular”), in the Region II of the Personal Mobile Service (“SMP”). The already existing concession agreements were expanded, enabling LDN calls to any part of the Brazilian territory. If Telecom Italia International N.V. (“TII”) acquired an indirect interest in the Company or in Brasil Telecom S.A., these and TIM Brasil Serviços e Participações S.A. (“TIM”) could be considered affiliates under the new Brazilian telecommunications legislation. That would imply the ability of providing domestic (LDN) and international (LDI) fixed and mobile telephony services throughout the same regions of TIM’s, would be subject to risk of being partially closed by ANATEL. On January 16, 2004, ANATEL issued the Act 41,780 establishing an 18-month period for TII to reacquire an indirect interest in the Company, as long as TII did not participate or vote on issues related to the overlapping of services offered by the Brasil Telecom S.A. and TIM, such as domestic and international long-distance and mobile services. On June 30, 2004, the Administrative Council of Economic Defense – CADE, in the records of the Write of Prevention 08700.000018/2004 -68, set forth restrictions to the exercise of the control rights on the part of Telecom Italia International N.V. and its representatives at the board of directors of Solpart Participações S.A., Brasil Telecom Participações S.A. and Brasil Telecom S.A.

On April 28, 2005, TII and TIM and Brasil Telecom S.A. and BrT Celular entered into various corporate agreements, including an instrument called “Merger Agreement” and a “Protocol” related thereto. Among other reasons alleged, this merger operation was justified by the management of that time as possible solution to overlapping of regulatory licenses and authorizations with TIM, to remove sanctions and penalties, which could be imposed by ANATEL. The operation was forbidden by an injunction issued by the U.S. court. It is also subject-matter of discussion in the Brazilian Court and in arbitration involving controlling shareholders.

On July 7, 2005, ANATEL declared, by means of Act 51,450, that the counting of 18 month-term to solve the overlapping of licenses would start on the date of effective return of TII to the control group of Brasil Telecom S.A. On July 26, 2005, ANATEL, by means of Order 576/2005, declared that the counting of term had already started on April 28, 2005. Therefore, according to

ANATEL, the interested companies shall adopt the measures necessary to eliminate the overlapping of the concessions until the end of referred term in October 2006, under the penalty of applying legal sanctions, which may affect either companies or both of them.

Depending on the final decision of ANATEL, these sanctions could have an adverse and material effect on businesses and operations of the Company and of 14 Brasil Telecom Celular S.A.

On October 18, 2006, the Board of Executive Officers of ANATEL, by means of its press agency, informed its previous consent to a new operation presented by Telecom Italia International (TII) with the purpose of unmaking the concession overlapping of the Personal Mobile Service (SMP) in Region II of the General Plan of Authorizations (PGA) and of the domestic and international long distance Switched Fixed Telephone Service (STFC) in regions I, II and III of the General Concession Plan (PGO).

This new operation comprised the transfer, to Brasilco S.r.l. (a wholly-owned subsidiary of TII, with headquarters in Italy), of the total voting shares held by TII in the capital stock of Solpart Participações S.A. (corresponding to 38%), the parent company of Brasil Telecom Participações S.A., of Brasil Telecom S. A. and of 14 Brasil Telecom Celular S. A. The stake of TII in Brasilco shall be managed independently by Credit Suisse Securities (Europe) Limited.

The Agency, upon its prior consent, maintained the prohibitions related to the vote and veto exercise in the resolutions related to the STFC services (LDN and LDI) and SMP

With the effective implementation of the operation until October 28, 2006, the concession overlapping for the SMP exploration in Region II of PGA and domestic and international long distance STFC in regions I, II and III of PGO would cease, as a communication of ANATEL of October 18, 2006, mentioned above.

On October 27, 2006, Brasil Telecom S.A. received the terms of resignation, dated October 20, 2006, from two members of its Board of Directors pointed by TII, as well as its respective alternate members. Also, on October 27, 2006, the Company received a letter from its controlling shareholder, SOLPART PARTICIPAÇÕES S.A., informing that TII had already transferred the shares in the terms approved by Anatel - however, within the deadline. On October 30, 2006, the Company disclosed to the market a material fact related to these two topics.

Also on October 30, 2006, ANATEL, through its press agency announced that Telecom Italia International would file with ANATEL on October 27,2006, therefore, within deadline, the supplementary documentation necessary to analyze and approve the new operation: (i) proof of Telecom Italia’s managers and deputies’ resignations in the Board of Directors of Brasil Telecom and Solpart Participações S.A.; and (ii) corporate documents related to the referred transfer of shares and to the independent management of Brasilco by Credit Suisse, in the capacity as Trustee of Telecom Italia.

Should Anatel’s approval be confirmed (still pending) of the documentation presented by TII to the Agency on October 27, 2006, confirming the operation implementation until October 28,

2006, the concession overlapping for SMP exploration in Region II of PGA and domestic and international long distance in regions I, II and III of PGO would cease.

In November 2006, TII submitted to Anatel the concentration act with Brasilco. During same month, Anatel, observing the procedural progress, it submitted this operation to the Administrative Council of Economic Defense - CADE.

On May 25, 2007, Anatel officially published the decision of granting to TIM new grants of STFC, this time under the local modality, in the Regions I, II and III of the General Concession Plan, (Act 65,152 as of May 24, 2007).

On July 18, 2007, Brasil Telecom Participações S.A. and Brasil Telecom S.A., jointly with 14 Brasil Telecom Celular S.A., Zain Participações S.A., Invitel S.A., Solpart Participações S.A., Techold Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Petros – Fundação Petrobras de Seguridade Social, Fundação dos Economiários Federais – Funcef, Investidores Institucionais Fundo de Investimento em Ações, Fundação 14 de Previdência Privada, Fundação Vale do Rio Doce de Seguridade Social – Valia, Citigroup Venture Capital International Brazil, L.P., Citigroup Venture Capital International Brazil, Ltd., International Equity Investments Inc., Citibank, N.A., Priv Fundo de Investimento em Ações, Tele Fundo de Investimento em Ações, Angra Partners Consultoria Empresarial e Participações Ltda., on the one hand, and Telecom Italia International N.V., Telecom Italia S.p.A., Brasilco S.R.L., Credit Suisse Securities (Europe) Limited, Tim Brasil Serviços e Participações S.A. and Tim International N.V., on the other hand (“Telecom Italia”), signed a Mutual Waiver Agreement, by means of which the signatory parties undertake, provided that they are granted prior authorization of the proper corporate bodies and upon the effective acquisition by Previ, Petros and Funcef, or by Techold, as the case may be, of the entire shareholding represented by shares issued by Solpart held by Brasilco (“Brasilco Shares”) to waive pleadings and dismiss ongoing disputes at the Judiciary Branch and at international Arbitration Courts, involving the Companies and its shareholders, direct or indirect, on the one hand, and Telecom Italia and its subsidiaries, on the other hand.

With the Mutual Waiver Agreement, current and potential litigations involving Brasil Telecom and Brasil Telecom Participações and its subsidiaries and the companies of Telecom Italia Group, will be closed, amongst others, including the end of the arbitrations mentioned in Notice disclosed by the Companies on March 16, 2006.

The effective acquisition of Brasilco Shares, which is subject to approval of the National Telecommunications Agency - ANATEL and to other conditions, will enable to close the existing administrative proceedings regarding the overlapping of telephony licenses (STFC, SMP, LDN and LDI) among companies of Brasil Telecom Group and Telecom Italia Group and, thus, permanently removing the possibility of material adverse impact on the businesses and interests of the companies of Brasil Telecom Group.

Brasil Telecom S.A. and Brasil Telecom Participações S.A. also clarified, by means of material fact, that they are not parties of the Brasilco Share Purchase Agreement, and they are not parties of any other agreements which may have been entered into concurrently to the Mutual Waiver Agreement.

6. BENEFITS TO EMPLOYEES

The benefits described in this note are offered to the employees of the Company, of its subsidiary Brasil Telecom S.A. and its subsidiaries. These companies are better described jointly, and can be referred to as “Brasil Telecom Companies” and for the purpose of the supplementary pension plan mentioned in this note, are also denominated “Sponsor” or “Sponsors”.

a. Supplementary Pension Plan

The Company sponsors supplementary pension plans related to retirement for its employees and assisted members, and, in the case of the latter, medical assistance in some cases. These plans are managed by the following foundations: (i) Fundação 14 de Previdência Privada (“Fundação 14”); (ii) Fundação BrTPREV (“FBrTPREV”) former CRT, a company merged by the Company on 12/28/00; and (iii) Fundação SISTEL de Seguridade Social (“SISTEL”), originated from certain companies of the former Telebrás System.

The Bylaws stipulate approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefit plans is linked to the acts signed with the foundations, with the agreement of the Secretaria de Previdência Complementar - SPC, where applicable to the specific plans.

The plans sponsored are valued by independent actuaries on the fiscal year closing date. In the case of the defined benefit plans described in this explanatory note, immediate recognition of the actuarial gains and losses is adopted. Liabilities are provided for plans which show deficits. This measure has been applied since the 2001 fiscal year, when the regulations of CVM Resolution 371/00 were adopted. In cases that show positive actuarial situations, no assets are recorded due to the legal impossibility of reimbursing these surpluses.

The characteristics of the supplementary pension plans sponsored by the Company are described below.

FUNDAÇÃO 14

Private Pension Fundação 14 was created in 2004 and since 3/10/05 has been in charge of the management and operation of the TCSPREV pension plan. On such a date, it entered into an administration agreement with SISTEL, so that the latter would provide management and operating services to the TCSPREV and PAMEC-BrT plans up to 9/30/06. From this date on, Fundação 14 took over the management and operation services of its plans.

Plans

TCSPREV (Defined Contribution, Settled Benefit and Defined Benefit)

This defined contribution and settled benefit plan was introduced on 02/28/00. On 12/31/01, all pension plans sponsored by the Company with SISTEL were merged, being exceptionally and provisionally approved by the Secretaria de Previdência Complementar – SPC of document sent to that Agency, due to the need for adjustments to the regulations. Thus, TCSPREV is comprised of defined contribution groups with settled and defined benefits. The plans that were merged into the TCSPREV were the PBS-TCS, PBT-BrT, BrT Management Agreement, and the Unusual Contractual Relation Instrument, and the conditions established in the original plans were maintained. In March 2003, this plan was no longer offered to the sponsors’ new contracted ones. However, concerning the defined contribution group, this plan started being offered as of March 2005. TCSPREV currently provides assistance to nearly 64.9% of the staff.

PAMEC-BrT – Health Care Plan for Supplementary Pension Beneficiaries (Defined Benefit) Destined for health care of retirees and pensioners subject to Grupo PBT-BrT, which was merged into TCSPREV on 12/31/01.

Contributions Established for the Plans

TCSPREV
Contributions to this plan, by group of participants, are established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently, contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by employee and sponsor, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to participant’s age and limited to R$20,070.00 for 2007. Participants have the option to make additional contributions to the plan, but without parity of the Company. In the case of the PBS-TCS group, the sponsor’s contribution corresponds to 12% of the payroll of the participants; while the employees’ contribution varies according to the age, service time and salary. An entry fee may also be payable depending on the age of joining the plan. The sponsors are responsible for the cost of all administrative expenses and risk benefits.

The contributions of the party-company up to the quarter were R$7,455 (R$7,705 in 2006).

PAMEC-BrT
The contribution for this plan was fully paid in July 1998, through a single payment. New contributions are limited to future necessity to cover expenses, if that occurs.

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL

The supplementary pension plan – PBS-A, which remains under SISTEL’s management, comes from the period before the Telebrás’ Spin-off and assists participants who had the status of beneficiaries in January 2000. SISTEL also manages the PAMA/PAMA-PCE pension plan, formed by participants assisted by the PBS-A Plan, the PBS’s plans segregated by sponsor in January 2000 and PBS-TCS’ Internal Group, merged into the TCSPREV plan in December 2001.

Plans

PBS-A (Defined Benefit)
Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on 1/31/00.

PAMA - Health Care Plan for Retirees / PCE – Special Coverage Plan (Defined Contribution)
Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on 01/31/00, for the beneficiaries of the PBS-TCS Group, merged on 12/31/01 into TCSPREV (plan currently managed by Fundação 14) and for the participants of PBS’s defined benefit plans sponsored by other companies, together with SISTEL and other foundations. According to a legal and actuarial appraisal, the Sponsor’s responsibility is exclusively limited to future contributions. From March to July 2004 and from December 2005 to April 2006, an incentive optional migration of retirees and pensioners of PAMA took place for new coverage conditions (PCE). The participants who opted for the migration began to contribute to PAMA/PCE.

Contributions Established for the Plans

PBS-A
Contributions may occur in case of accumulated deficit. On 12/31/06, the actuarial appraisal date, the plan presented a surplus.

PAMA/PCE
The contributions for this plan corresponding to 1.5% on payroll of active participants subject to PBS plans, segregated and sponsored by several sponsors company. In the case of Brasil Telecom, the PBS-TCS was merged into the TCSPREV plan on 12/31/01, and began to constitute an internal group of the plan. Contributions by retirees and pensioners who migrated to PAMA/PCE are also carried out.

The contributions to PAMA, attributed to the party-company, up to the quarter were R$46 (R$59 in 2006).

FUNDAÇÃO BrTPREV

It is the manager originated from the plans sponsored by former CRT, company incorporated by Brasil Telecom S.A. at the end of 2000. The main purpose of the Company sponsoring FBrTPREV is to maintain the supplementary retirement, pension and other provisions in addition to those provided by the official social security system to participants.

Plans

BrTPREV
Defined contribution plan and settled benefits, launched in October 2002, destined for the concession of pension plan benefits supplementary to those of the official pension plan and that initially assisted only employees subject to the Subsidiary Rio Grande do Sul. This pension plan remained open to new employees of the Company and its subsidiaries from March 2003 to

February 2005, when its offering was suspended. Currently, BrTPREV provides assistance to nearly 26.2% of the staff.

Fundador – Brasil Telecom and Alternativo – Brasil Telecom
Defined benefits plans destined to provide supplementary social security benefits in addition to those of the official social security, closed to the entry of new participants. Currently, these plans assist approximately 0.12% of the staff.

Contributions Established for the Plans

BrTPREV
Contributions to this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine costs. Contributions are credited in individual accounts of each participant, the employee’s and Company’s contributions being equal, the basic percentage contribution varying between 3% and 8% of the participation salary, according to the participant’s age and limited to R$20,761.00 for 2007. Participants have the option to make additional contributions to the plan but without parity of the sponsor. The sponsor is responsible for the administrative expenses and risk benefits.

The contributions of the party-company up to the quarter were R$4,831 (R$6,269 in 2006).

Fundador – Brasil Telecom and Alternativo – Brasil Telecom
The regular contribution by the sponsor is equal to the regular contribution of the participant, rates of which are variable rates according to age, service time and salary. With the Alternativo Plan - Brasil Telecom, the contributions are limited to three times the ceiling benefit of INSS and the participant also pays an entry fee depending on the age of joining the plan.

The normal contributions of the Sponsor in the quarter were R$5 (R$7 in 2006).

The mathematical reserve to amortize, corresponding to the current value of the sponsor’s supplementary contribution, as a result of the actuarial deficit of the plans managed by FBrTPREV, have the settlement within the maximum established period of twenty years, as from January 2002, according to Circular 66/SPC/GAB/COA from the Supplementary Pension Department dated 1/25/02. Of the maximum period established, fourteen years and six months still remain for complete settlement, and in the quarter the amount of R$117,330 (R$64,099 in 2006) was amortized.

b. Stock Option Plan for Management and Employees

The Extraordinary Shareholders’ Meeting of the subsidiary Brasil Telecom S.A. held on April 28, 2000, approved the general plan to grant stock call options to its officers and employees, including those connected to its subsidiaries. The plan authorizes a maximum limit of 10% of the shares of each class of stock. Shares derived from exercising options guarantee the beneficiaries the same rights granted to shareholders of the respective company. The administration of this plan was entrusted to a management committee appointed by the Board of Directors, which decided only to grant preferred stock options. The plan is divided into two separate programs:

Program A
 This program is granted as an extension of the performance objectives established by the Board of Directors for a five-year period. Up to the quarter closing date no option had been granted.

Program B
The exercise price is established by the management committee based on the market price of one thousand shares on the date of the grant of option and will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date.

The right to exercise the option is given in the way and terms presented as follows:

	First Grant		Second Grant		Third Grant
	As from	Deadline	As from	Deadline	As from	Deadline
33%	1/1/04	12/31/08	12/19/05	12/31/10	12/22/05	12/31/11
33%	1/1/05	12/31/08	12/19/06	12/31/10	12/22/06	12/31/11
34%	1/1/06	12/31/08	12/19/07	12/31/10	12/22/07	12/31/11

The acquisition periods can be anticipated as a result of the occurrence of events or special conditions established in the option contract. Since December, 2004 until the quarter closing date options were not granted.

Information related to the general plan to grant call options is summarized below:

	6/30/07
	Preferred Share Options (Thousand)	Average Exercise Price R$
Balance at the beginning of the quarter	270,802	13.00
Extinguished Options	(9,123)	13.00
Balance at the end of the quarter	261,679	13.00

There has been no granting of call options exercised until the quarter closing date and the representation of the options balance in relation to the total of outstanding shares of the subsidiary Brasil Telecom S.A. is 0.05% (0.05% on 3/31/07).

Considering the hypothesis that the options will be fully exercised, the opportunity cost of the respective premiums, calculated based on the Black&Scholes method, for the Subsidiary, would be R$747 (R$517 in 2006).

c. Other Benefits to Employees

Other benefits are granted to employees, such as: health/dental care, meal allowance, group life insurance, occupational accident allowance, sickness allowance, transportation allowance, and others.

7. PROVISIONS FOR CONTINGENCIES

a. Contingent Liabilities

The Company and its subsidiaries periodically assess their contingency risks, and also review their lawsuits taking into consideration the legal, economic, tax and accounting aspects. The assessment of these risks aims to classifying them according to the chances of unfavorable outcome among the alternatives of probable, possible or remote, taking into account, as applicable, the opinion of the legal advisors.

For those contingencies, which the risks are classified as probable, provisions are recognized. Contingencies classified as possible or remote are discussed in this note. In certain situations, due to legal requirements or precautionary measures, judicial deposits are made to guarantee the continuity of the cases in litigation. These lawsuits are under discussion in administrative and judicial spheres and in several levels, from lower courts to the extraordinary ones.

It is also worth mentioning that the notice presented below shows, in some cases, identical objects with different classifications of risk level, fact that is justified by specific factual and procedural status related to each lawsuit.

Labor Claims

The provisions for labor claims include an estimate by the Company’s management, supported by the opinion of its legal advisors, of the probable losses related to lawsuits filed by employees, former employees of the Company, and of service providers related to the labor matter.

Tax Suits

Provisions for tax contingencies mainly refer to issues related to tax collections resulting from different interpretations of the legislation on the part of the Company’s, subsidiaries’ legal advisors and tax authorities.

Civil Suits

The provisions for civil contingencies refers to an estimate of lawsuits related to contractual adjustments arising from Federal Government economic plans, and other cases related to community telephony programs and suit for damages and consumer lawsuits.

Classification by Risk Level

Contingencies for Probable Risk

Contingencies for probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

PARENT COMPANY	CONSOLIDATED
Nature	6/30/07	3/31/07	6/30/07	3/31/07
Provisions	4,499	4,376	1,088,039	1,038,803
Labor	-	-	464,131	484,616
Tax	4,447	4,324	235,596	199,232
Civil	52	52	388,312	354,955
Linked Judicial Deposits	-	-	(306,096)	(282,913)
Labor	-	-	(240,405)	(242,618)
Tax	-	-	(19,725)	(2,202)
Civil	-	-	(45,966)	(38,093)
Total Provisions, Net of Judicial Deposits	4,499	4,376	781,943	755,890
Current	14	13	153,683	175,118
Long-term	4,485	4,363	628,260	580,772

Labor

Variations occurred in 2007:

PARENT COMPANY	CONSOLIDATED
Balance on 12/31/06	-	487,266
Variations to the Result	-	56,061
Monetary Restatement	-	25,813
Revaluation of Contingent Risks	-	8,031
Provision of New Shares	-	22,217
Payments	-	(79,196)
Subtotal I (Provisions)	-	464,131
Linked Judicial Deposits on 12/31/06	-	(244,579)
Variations of Judicial Deposits	-	4,174
Subtotal II (Judicial Deposits)	-	(240,405)
Balance on 6/30/07, Net of Judicial Deposits	-	223,726

The main objects that affect the labor contingencies provisioned are the following:

(i)
Risk Premium - related to the claim of additional payment for hazardous activities, based on Law 7,369/85, regulated by Decree 93,412/86, due to the supposed risk of contact by the employee with the electric power system;

(ii)
Salary Differences and Consequences - related, mainly, to requests for salary increases due to supposedly unfulfilled union negotiations. The effects are related to the repercussion of the salary increase supposedly due on the other sums calculated based on the employees’ salaries;

(iii)
Career Plan - related to the request for application of the career and salaries plan for employees of Brasil Telecom S.A., the Santa Catarina Branch (formerly Telesc), with promotions for seniority and merit, supposedly not granted by the former Telesc;

(iv)
Joint/Subsidiary Responsibility - related to the request to ascribe responsibility to the subsidiary Brasil Telecom S.A., made by outsourced personnel, due to supposed nonobservance of their labor rights by their direct employers;

(v)	Overtime – refers to the pleading for salary and additional payment due to labor supposedly performed beyond the contracted work time;

(vi)	Reintegration – pleading due to supposed inobservance of employee’s special condition, guaranteeing the impossibility of terminating labor contract without cause;

(vii)	Request for the application of regulation, which established the payment of the percentage incurring on the Company’s income, attributed to the Santa Catarina Branch; and

(viii)	Supplement of FGTS fine arising from understated inflation – it refers to requests to supplement indemnification of FGTS fine, due to the recomposition of accounts of this fund by understated inflation.

Brasil Telecom S.A. filed a lawsuit against Caixa Econômica Federal, with a view to ensuring the reimbursement of all amounts paid for this purpose.

Tax

Variations occurred in 2007:

PARENT COMPANY	CONSOLIDATED
Balance on 12/31/06	4,208	178,710
Variations to the Result	239	66,378
Monetary Restatement	233	8,445
Revaluation of Contingent Risks	-	27,480
Provision of New Shares	6	30,453
Payments	-	(9,492)
Subtotal I (Provisions)	4,447	235,596
Linked Judicial Deposits on 12/31/06	-	(1,882)
Variations of Judicial Deposits	-	(17,843)
Subtotal II (Judicial Deposits)	-	(19,725)
Balance on 6/30/07, Net of Judicial Deposits	4,447	215,871

The other main provisioned lawsuits refer to the following controversies:

(i)
Social Security – related to the non-collection of incident social security in the payment made to cooperative companies, as well as the divergence of understanding about the allowance that comprise the contribution’s salary;

(ii)
Federal Taxes – several assessments challenging supposed irregularities committed by the Company, such as undue tax losses carryforward taken place prior to the merger of the other operators of the Region II of the PGO; and

(iii)	State Taxes – ICMS credits, whose validity is questioned by the State Tax Authorities.

Civil

Variations occurred in 2007:

PARENT COMPANY	CONSOLIDATED
Balance on 12/31/06	52	346,304
Variations to the Result	-	159,336
Monetary Restatement	-	12,163
Revaluation of Contingent Risks	-	110,630
Provision of New Shares	-	36,543
Payments	-	(117,328)
Subtotal I (Provisions)	52	388,312
Linked Judicial Deposits on 12/31/06	-	(33,030)
Variations of Judicial Deposits	-	(12,936)
Subtotal II (Judicial Deposits)	-	(45,966)
Balance on 6/30/07, Net of Judicial Deposits	52	342,346

The lawsuits provided for are the following:

(i)
Review of contractual conditions - lawsuit where a company which supplies equipment filed legal action against the subsidiary Brasil Telecom S.A., asking for a review of contractual conditions due to economic stabilization plans;

(ii)
Capital Participation Agreements - TJ/RS (court of appeals) has been firmly positioned as to the incorrect procedure previously adopted by the former CRT, current Rio Grande do Sul Branch, owned by the subsidiary Brasil Telecom S.A., in lawsuits related to the application of a rule enacted by the Ministry of the Communications. Such lawsuits are positioned in various phases: lower courts, Court of Appeals and Superior Court of Justice;

(iii)	Customer service centers – public civil actions, comprising the closing of customer services centers;

(iv)	Free Mandatory Telephone Directories – LTOG’s - lawsuits questioning the non-delivery of printed residential telephone directories; and

(v)
Other lawsuits - related to various lawsuits in progress, comprising civil liability suits, indemnifications for contractual termination and consumer matters under procedural progress in the Special Courts, Courts of Law and Federal Courts throughout the country.

Contingencies for Possible Risk

The composition of contingencies with risk level considered to be possible, and therefore not recorded in the accounts, is the following:

PARENT COMPANY	CONSOLIDATED
Nature	6/30/07	3/31/07	6/30/07	3/31/07
Labor	9,493	9,178	535,991	516,197
Tax	35,955	31,558	2,366,053	2,286,088
Civil	394	385	750,991	625,585
Total	45,842	41,121	3,653,035	3,427,870

Labor

Variations occurred in 2007:

PARENT COMPANY	CONSOLIDATED
Amount estimated on 12/31/06	8,866	488,474
Monetary Restatement	627	34,399
Revaluation of Contingent Risks	-	(36,784)
New Shares	-	49,902
Amount estimated on 6/30/07	9,493	535,991

The main objects that comprise the possible losses of a labor nature are related to joint/subsidiary responsibility, supplement of FGTS indemnifying fine resulting from understated inflation, risk premium, promotions and the request for remuneration consideration for work hours supposedly exceeding the regular workload of hours agreed also contributed to the amount mentioned.

Tax

Variations occurred in 2007:

PARENT COMPANY	CONSOLIDATED
Amount estimated on 12/31/06	30,666	2,176,063
Monetary Restatement	1,891	128,778
Revaluation of Contingent Risks	3,385	8,646
New Shares	13	52,566
Amount estimated on 6/30/07	35,955	2,366,053

The main existing lawsuits are represented by the following objects:

(i)	INSS assessments, with defenses in administrative proceedings or in court, examining the value composition in the contribution salary supposedly owed by the company;

(ii)	Administrative defenses in lawsuits filed by the Internal Revenue Service, arising from differences of amounts between DCTF and DIPJ;

(iii)	Public class suits questioning the alleged transfer of PIS and COFINS to the end consumers;

(iv)	ICMS - On international calls;

(v)	ICMS - Differential of rate in interstate acquisitions;

(vi)	ICMS – official notifications with the supposed levy in the activities described in the Agreement 69/98;

(vii)	Withholding Income Tax – on operations related to the protection for debt coverage;

(viii)
The Fund for Universalization of Telecommunications Service – FUST, by virtue of illegal retroactivity, according to the Company’s understanding of the change in the interpretation of its calculation basis by ANATEL; and

(ix)	ISS – supposed levy on auxiliary services to communication.

Civil

Variations occurred in 2007:

PARENT COMPANY	CONSOLIDATED
Amount estimated on 12/31/06	-	606,938
Monetary Restatement	13	30,550
Revaluation of Contingent Risks	-	(81,806)
New Shares	381	195,309
Amount estimated on 6/30/07	394	750,991

The main lawsuits are presented as follows:

(i)
Repayments resulting from Community Telephony Program lawsuits (PCT) - the plaintiffs, together with Brasil Telecom S.A., intend to repay in lawsuits related to the contracts resulting from the Community Telephony Program. Such proceedings are positioned in various phases: lower courts, Court of Appeals and Superior Court of Justice.

(ii)	Lawsuit for damages and consumer; and

(iii)
Contractual - Lawsuits related to the claim for a percentage resulting from the Real Plan, to be applied to a contract for rendering of services, review of conversion of installments in URV and later in reais, related to the supply of equipment and rendering of services.

Letters of Guarantee

The Company maintains letters of guarantee agreements executed with financial institutions, characterized as supplementary guarantee for judicial proceedings in temporary execution, totaling R$14,379 (R$14,379 on 3/31/07) and R$825,033 (R$787,510 on 3/31/07) for consolidated effects. The commission fees of these agreements reflect market rates.

Judicial deposits related to contingencies of probable and remote risk of loss are described in note 24.

b. Contingent Assets

As follows, the tax claims promoted by the Company and Brasil Telecom S.A. are shown, through which the recovery of tax paid is claimed, calculated differently from interpretation sustained by its legal advisers.

PIS/COFINS: judicial dispute about the application of Law 9,718/98, which increased the calculation basis for PIS and COFINS. The period comprised by the Law was from February 1999 to November 2002 for PIS and from February 1999 to January 2004 for COFINS. In November 2005, STF (Federal Supreme Court) concluded the judgment of certain lawsuits dealing with such issue and considered unconstitutional the increase of calculation basis introduced by said Law.

Part of the lawsuits filed by the Subsidiary referring to the increase in COFINS calculation basis became final and unappealable in 2006. Out of the amounts not yet reimbursed to the Subsidiary, the latter records in its assets credits in the amount of R$63,438 (R$89,603 on 3/31/07). The amounts accounted for in addition to the consolidated results of current year, up to the quarter closing date, amounted to R$3,348, of which R$3,177 related to monetary restatement.

The judgments of the other lawsuits are being awaited, whose the success assessment in future entry of funds is assessed as probable, in which the recoverable estimates amount non recognized on an accounting basis is R$143,169 (R$124,847 of COFINS and R$18,322 of PIS) to the Company and R$160,154 to the Consolidated (R$125,810 of COFINS and R$34,344 of PIS).

8. SHAREHOLDERS’ EQUITY

a. Capital Stock

At the Shareholders General Meeting, held on April 27, 2007, the grouping of shares representing the capital stock of the Company was approved. Resulting from this process, The shares will be grouped at the ratio of one thousand (1,000) share per one (1) share, and the capital stock will be represented by 134,031,688 common shares and 229,937,525 preferred shares, totaling 363,969,213 shares issued, and of which total amount of 1,480,800 common shares will be kept in treasury.

The Company is authorized to increase its capital stock, according to a resolution of the Board of Directors, in a total limit of seven hundred million (700,000,000,000) common or preferred shares, observing the legal limit of two thirds (2/3) for the issue of preferred shares without voting rights.

By means of a resolution of the General Shareholders' Meeting or the Board of Directors, the Company’s capital may be increased by the capitalization of retained earnings or reserves prior to this allocated by the General Shareholders’ Meeting. Under these conditions, the capitalization may be effected without modifying the number of shares.

The capital stock is represented by common and preferred stocks, with no par value, and it is not mandatory to maintain the proportion between the shares in the case of capital increases.

By means of a resolution of the General Shareholders’ Meeting or the Board of Directors, the preemptive right for the issue of shares, subscription bonuses or debentures convertible into shares may be excluded, in the cases stipulated in article 172 of Corporate Law.

The preferred shares do not have voting rights, except in the cases specified in sole paragraphs of article 11 and 14 of the Bylaws, but are assured priority in receiving the minimum non-cumulative dividend of 6% per annum, calculated on the amount resulting from dividing the capital stock by the total number of the Company’s shares or 3% per annum, calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of the Company’s shares, whichever is greater.

Subscribed and paid-up capital as of the date of the end of the quarter is R$2,596,272 (R$2,596,272 as of 3/31/07) represented by shares without par value as follows:

Type of Shares	Total Shares		Treasury Stock		Outstanding Shares
	6/30/07	3/31/07	6/30/07	3/31/07	6/30/07	3/31/07
Common	134,031,688	134,031,688,203	1,480,800	1,480,800,000	132,550,888	132,550,888,203
Preferred	229,937,525	229,937,525,684	-	-	229,937,525	229,937,525,684
Total	363,969,213	363,969,213,887	1,480,800	1,480,800,000	362,488,413	362,488,413,887

	6/30/07	3/31/07(1)
Book Value per Outstanding Shares (R$)	14.91	14.51
(1) One thousand shares

In the calculation of the book value the common shares held in treasury are deducted.

b. Treasury Stock

Treasury stocks derive from Stock Repurchase Programs, carried out between 2002 and 2004. On 09/13/04, the material fact of the current proposal approved by the Company’s Board of Directors was published, for the repurchase of preferred and common stocks issued by the Company, for holding in treasury or cancellation, or subsequent sale.

The quantity of treasury stocks was the following:

	6/30/07		3/31/07
	Common Shares	Amount	Common Shares	Amount
Opening balance in the quarter	1,480,800	20,846	1,480,800,000	20,846
Closing balance in the quarter	1,480,800	20,846	1,480,800,000	20,846

Historical cost in the acquisition of treasury stock (R$ per share)	6/30/07	3/31/07(1)
Weighted Average	14.08	14.08
Minimum	12.4	12.4
Maximum	17.0	17.0
(1) One thousand shares

The unit cost in the acquisition considers the totality of stock repurchase programs.

Until the quarter closing date, there were no disposals of purchased common shares.

Market Value of Treasury Stocks

The market value of treasury stocks on the quarter closing date was the following:

	6/30/07	3/31/07
Number of preferred shares held in treasury	1,480,800	1,480,800,000
Quotation per thousand shares on BOVESPA (R$)	53.90	41.50(1)
Market value	79,815	61,453
(1) One thousand shares

The Company maintains the balance of treasury stocks in a separate account. For presentation purposes, the retained earnings account balance, which originated the repurchase of such shares, is represented as follows:

	6/30/07	3/31/07
Balance presented in Accounting	2,214,383	2,068,919
Treasury Stocks	(20,846)	(20,846)
Retained Earnings Balance, net of Treasury Stocks	2,193,537	2,048,073

c. Capital Reserves

Capital reserves are recognized in accordance with the following practices:

Reserve for Premium on Subscription of Shares: results from the difference between the amount paid on subscription and the portion allocated to capital.

Other Capital Reserves: formed by the contra entry of the funds invested in income tax incentives.

d. Profit Reserves

The profit reserves are recognized in accordance with the following practices:

Legal Reserve: allocation of five percent of the annual net income up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The legal reserve is only used to increase capital stock or to absorb losses.

Unrealized Income Reserve: constituted in the years in which the mandatory dividend amount, calculated in accordance with the bylaws or article 202 of Law no. 6,404/76, exceeded the realized portion of the net income for the year. The reserve may absorb losses in subsequent years or, when realized, comprises the adjusted net income calculation for purposes of distribution of dividends. According to the update promoted by Law no. 10,303/01, the income recorded in the unrealized income reserve as from 2002 shall be considered by the amount of the own postponed dividend. However, the unrealized income reserve during the effectiveness of the previous rule, when realized, will continue to comprise the calculation basis of the dividends, which is the case of the unrealized income reserve existing in the Company.

Retained Earnings: composed of remaining profit balances of net income for the year, adjusted according to the terms of article 202 of Law no 6,404/76, or by the recording of adjustments from prior years, if applicable.

e. Dividends and Interest on Shareholders’ Equity

Dividends are calculated at the end of the fiscal year. Mandatory minimum dividends are calculated in accordance with article 202 of Law 6,404/76, and the preferred or priority dividends are calculated in accordance with the Company’s Bylaws.

As a result of a resolution by the Board of Directors, the Company may pay or credit, as dividends, interest on shareholders’ equity (“JSCP”), under the terms of article 9, paragraph 7, of Law 9,249, as of 12/26/95. The interest paid or credited will be offset with the minimum mandatory annual dividend amount, in accordance with article 44 of the Company’s Bylaws.

The interest on shareholders’ equity credited to shareholders and which shall be attributed to dividends, net of income tax, as part of the proposal to allocate results for the fiscal year to close at 2007 year-end, to be submitted for approval of the General Shareholders’ Meeting, was the following:

	6/30/07	6/30/06
Interest on Shareholders’ Equity – JSCP – Credited	187,600	185,300
Common Shares	68,600	67,759
Preferred Shares	119,000	117,541
Withholding Income Tax (IRRF)	(28,140)	(27,795)
Net interest on Shareholders’ Equity	159,460	157,505

9. OPERATING REVENUE FROM TELECOMMUNICATION SERVICES

CONSOLIDATED
	6/30/07	6/30/06

Fixed Telephony Service

Local Service	3,282,473	3,471,331
Activation fees	10,289	11,648
Subscription	1,736,879	1,716,232
Measured service charges	583,624	739,773
Mobile Fixed - VC1	931,717	979,713
Rent	583	737
Other	19,381	23,228

Long Distance Service	1,483,915	1,382,325
Intra-Sectorial Fixed	426,198	442,429
Intra-Regional (Inter-Sectorial) Fixed	134,614	155,497
Inter Regional Fixed	121,872	133,536
VC2	393,348	348,241
Fixed Origin	144,483	138,623
Mobile Origin	248,865	209,618
VC3	384,854	279,588
Fixed Origin	192,854	112,820
Mobile Origin	192,000	166,768
International	23,029	23,034

Interconnection	167,368	208,226
Fixed x Fixed	111,506	138,393
Mobile x Fixed	55,862	69,833

Lease of Means	175,760	163,015
Public Telephony Service	269,423	266,647

continued…

…continued

CONSOLIDATED
	6/30/07	6/30/06
Supplementary Services, Intelligent Network and Advanced Telephony	202,198	172,925
Other	18,608	20,681

Total of Fixed Telephony Service	5,599,745	5,685,150
Mobile Telephony Service

Telephony	806,336	409,631
Subscription	215,093	122,855
Utilization	237,607	168,843
Additional per call	2,955	2,616
Roaming	8,939	5,865
Interconnection	289,075	53,083
Added Value Services	43,412	45,733
Other Services	9,255	10,636

Sale of Goods	134,882	124,103
Cell Phones	130,263	119,883
Electronic Cards - Brasil Chip, Accessories and Other Goods	4.619	4.220

Total of Mobile Telephony Service	941,218	533,734
Data Transmission Services and Other

Data Transmission	1,114,049	883,995
Other Services of Main Activities	214,933	171,310

Total of Data Transmission Services and Other	1,328,982	1,055,305

Gross Operating Revenue	7,869,945	7,274,189

Deductions from Gross Revenue	(2,435,745)	(2,346,560)
Taxes on Gross Revenue	(2,146,211)	(2,092,686)
Other Deductions on Gross Revenue	(289,534)	(253,874)

Net Operating Revenue	5,434,200	4,927,629

10. COST OF SERVICES RENDERED AND GOODS SOLD

The costs incurred in the rendering of services and sales of goods are as follows:

CONSOLIDATED
	6/30/07	6/30/06
Interconnection	(1,146,967)	(979,093)
Depreciation and Amortization	(1,062,327)	(1,136,365)
Third-Party Services	(470,268)	(451,595)
Rent, Leasing and Insurance	(157,361)	(183,647)
Goods Sold	(124,344)	(128,600)
Personnel	(71,860)	(92,565)
Employees and Management Profit Sharing	(10,076)	(11,381)
Means of Connection	(63,979)	(48,520)
Burden of the Concession	(35,214)	(33,657)
FISTEL	(32,782)	(24,110)
Material	(34,700)	(36,225)
Other	(3,303)	(2,987)
Total	(3,213,181)	(3,128,745)

11. COMMERCIALIZATION OF SERVICES
(Sales expenses)

The expenses related to commercialization activities are detailed according to the following nature:

CONSOLIDATED
	6/30/07	6/30/06
Third-Party Services	(354,855)	(366,889)
Losses on Accounts Receivable	(174,882)	(201,898)
Allowance (Reversal) for Doubtful Accounts	(33,280)	4,792
Personnel	(111,419)	(122,378)
Employees and Management Profit Sharing	(10,419)	(11,268)
Rent, Leasing and Insurance	(31,771)	(4,768)
Material	(18,182)	(14,173)
Depreciation and Amortization	(9,491)	(8,220)
Other	(11,003)	(15,096)
Total	(755,302)	(739,898)

12. GENERAL AND ADMINISTRATIVE EXPENSES

The expenses related to administrative activities, which include information technology expenses, are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	6/30/07	6/30/06	6/30/07	6/30/06
Third-Party Services	(2,627)	(5,423)	(362,118)	(363,229)
Depreciation and Amortization	(135)	(160)	(165,237)	(153,423)
Personnel	(2,176)	(2,286)	(85,691)	(98,561)
Employees and Management Profit Sharing	-	-	(18,013)	(16,783)
Rent, Leasing and Insurance	(3,576)	(1,152)	(21,280)	(19,752)
Material	-	-	(1,798)	(10,098)
Other	(7)	(8)	(2,700)	(1,372)
Total	(8,521)	(9,029)	(656,837)	(663,218)

13. OTHER OPERATING REVENUES (EXPENSES)

The remaining revenues and expenses attributed to operational activities are shown as follows:

PARENT COMPANY	CONSOLIDATED
	6/30/07	6/30/06	6/30/07	6/30/06
Fines	(1)	(5)	50,854	18,513
Recovery referring to Taxes and Recovered Expenses	48	-	44,013	129,835
Operating Infrastructure Rent and Other	-	-	41,474	44,471
Reversal of Other Provisions	-	-	33,720	16,975
Technical and Administrative Services	1,557	1,817	30,116	29,081
Pension Funds – (Provision) Reversal	-	-	15,542	(19,721)
Subsidies and Donations Received	-	-	7,605	5,699
Settlement of Litigation with Telecommunication Companies	-	-	4,199	-
Dividends from Investments Assessed for Acquisition Cost	329	3	711	264
Contingencies – Provision(1)	(239)	(237)	(281,775)	(215,514)
Results on Write-off of Repair/Resale Inventories	-	-	(39,621)	(41,311)
Goodwill Amortization on the Acquisition of Investments	(240)	(298)	(33,248)	(40,824)
Taxes (Other than Gross Revenue, Corporate Income Tax and Social Contribution)	-	-	(20,939)	(15,044)
Court Fees	-	-	(3,439)	(2,211)
Donations and Sponsorships	-	-	(1,136)	(536)
Other Revenues (Expenses)	(180)	(136)	(9,000)	(5,906)
Total	1,274	1,144	(160,924)	(96,229)
Other Operating Revenues	1,935	1,867	245,105	287,749
Other Operating Expenses	(661)	(723)	(406,029)	(383,978)
Revenues and expenses of the same nature are represented by the net value.
(1) Provisions for contingencies are described in note 7.

14. FINANCIAL EXPENSES, NET

PARENT COMPANY	CONSOLIDATED
	6/30/07	6/30/06	6/30/07	6/30/06
Financial Revenues	104,770	131,080	305,400	309,801
Domestic Currency	104,769	129,517	303,176	308,529
On Rights in Foreign Currency	1	1,563	2,224	1,272
Financial Expenses	(211,604)	(231,218)	(655,340)	(684,266)
Domestic Currency	(24,001)	(44,726)	(345,023)	(332,520)
On Liabilities in Foreign Currency	(3)	(1,192)	(42,545)	(86,274)
Interest on Shareholders’ Equity	(187,600)	(185,300)	(267,772)	(265,472)
Total	(106,834)	(100,138)	(349,940)	(374,465)

15. NON-OPERATING REVENUES (EXPENSES)

PARENT COMPANY	CONSOLIDATED
	6/30/07	6/30/06	6/30/07	6/30/06
Allowance (Reversal) for Realization Amount and Losses of Property, Plant and Equipment and Properties for Sale	-	-	6,845	901
Provision (Reversal) for Investment Losses	542	221	2,352	3,731
Result in the Write-off of Property, Plant and Equipment and Deferred Assets	-	15	(2,910)	(3,040)
Amortization of Goodwill on Merger	-	-	(126)	(3,906)
Result in Investment Write-off	-	-	(9)	-
Gain (Loss) with Investments	-	12	(4)	12
Provision for Losses with Tax Incentive	-	-	-	(14,473)
Other Non-operating Expenses	-	-	-	(102)
Total	542	248	6,148	(16,877)

16. INCOME TAX AND SOCIAL CONTRIBUTION ON INCOME

Income tax and social contribution on income are recorded on an accrual basis, and the tax effects on temporary differences are deferred. The provision for income tax and social contribution on income recognized in the income statement are as follows:

PARENT COMPANY	CONSOLIDATED
	6/30/07	6/30/06	6/30/07	6/30/06
Income Before Taxes and Interest	144,282	(29,195)	304,164	(91,803)
Income of Companies Not Subject to Income Tax and Social Contribution Calculation	-	-	18,754	32,370
Total of Taxable Income	144,282	(29,195)	322,918	(59,433)
Corporate Income Tax – IRPJ
IRPJ on Taxable Income (10%+15%=25%)	(36,071)	7,299	(80,730)	14,858
Permanent Additions	(34)	(21,562)	(28,595)	(20,997)
Amortization of Goodwill	-	-	(10,888)	(4,474)
Exchange Variation on Investments	(34)	(38)	(1,565)	(5,320)
Equity in Subsidiaries	-	(21,524)	-	-
Non-operating Equity Pick-up	-	-	(495)	-
Other Additions	-	-	(15,647)	(11,203)
Permanent Exclusions	23,500	59	12,900	8,039
Investment Dividends at Acquisition Costs	82	4	178	69
Equity in Subsidiaries	23,283	-	-	-
Recovery of Federal Taxes	-	-	-	1,387
Other Exclusions	135	55	12,722	6,583
Tax losses Carryforward	-	-	834	568
Other	13	16	712	1,518
Effect of IRPJ on Statement of Income	(12,592)	(14,188)	(94,879)	3,986
Social Contribution on Net Income - CSLL
CSLL on Taxed Results (9%)	(12,985)	2,628	(29,063)	5,349
Permanent Additions	(12)	(7,763)	(9,698)	(7,072)
Amortization of Goodwill	-	(7,749)	(3,920)	(1,610)
Exchange Variation on Investments	(12)	(14)	(563)	(1,915)
Non-operating Equity Pick-up	-	-	(178)	-
Other Additions	-	-	(5,037)	(3,547)
Permanent Exclusions	8,460	21	4,346	2,679
Investment Dividends at Acquisition Costs	30	1	64	25
Equity in Subsidiaries	8,381	-	-	-
Recovery of Federal Taxes	-	-	-	499
Other Exclusions	49	20	4,282	2,155
Compensation of Negative Calculation Basis	-	-	296	201
Other	(1)	-	69	53
Effect of CSLL on Statement of Income	(4,538)	(5,114)	(34,050)	1,210
Effect of IRPJ and CSLL on Statement of Income	(17,130)	(19,302)	(128,929)	5,196

17. CASH, BANK ACCOUNTS AND HIGH-LIQUID INVESTMENTS

PARENT COMPANY	CONSOLIDATED
	6/30/07	3/31/07	6/30/07	3/31/07
Cash	-	-	4,171	4,471
Bank Accounts	66	86	117,849	45,420
High-Liquid Investments	1,336,870	1,445,163	2,720,115	3,873,965
Total	1,336,936	1,445,249	2,842,135	3,923,856

High-liquid investments in domestic currency are held in financial investment funds (FIFs) and investments in own portfolio of private securities (post-fixed rates) issued by first-tier financial institutions (CDBs). The FIFs portfolios are comprised of federal bonds (post-fixed, pre-fixed and foreign exchange rates) and CDBs issued by first-tier financial institutions (post-fixed rates), all of them subject to CDI variation.

The financial investments in foreign currency are represented by overnight operations backed by securities issued by foreign financial institutions.

The breakdown of high-liquid investment portfolio, on the quarter closing date, is presented below:

PARENT COMPANY	CONSOLIDATED
	6/30/07	3/31/07	6/30/07	3/31/07
Exclusive Investment Funds
Government Bonds	1,181,710	1,356,467	2,421,337	3,374,870
Private Bonds	133,636	46,611	239,499	123,553
Overnight	28,079	54,443	59,660	185,286
Provision for Income Tax – Adjustment	(6,555)	(12,358)	(12,012)	(31,143)
Total Exclusive Investment Funds	1,336,870	1,445,163	2,708,484	3,652,566
CDB	-	-	3,305	5,245
Open-ended Investment Funds	-	-	273	11,011
Foreign Investments – Deposit Certificates	-	-	8,409	205,978
Total Investments	1,336,870	1,445,163	2,720,471	3,874,800
Partial block by judicial determination	-	-	(356)	(835)
Total High-Liquid Financial Investments	1,336,870	1,445,163	2,720,115	3,873,965

Exclusive funds, which are regularly audited and for which there is no unqualified opinion, are subject to liabilities restricted to the payment of services rendered by the asset management, attributed to investment operations, such as custody, audit and other expenses rates, not existing relevant financial liabilities, as well as Company’s assets to guarantee those liabilities.

Statement of Cash Flows

PARENT COMPANY	CONSOLIDATED
	6/30/07	6/30/06(1)	6/30/07	6/30/06(1)
Operating Activities	314,752	136,803	315,334	138,544
Net Income for the Period	-	-	127,673	40,321
Minority Interest	(264,385)	(84,800)	1,689,852	2,082,186
Income Items not Affecting Cash	135	160	1,276,802	1,343,226
Depreciation and Amortization	-	-	174,882	201,898
Losses on Accounts Receivables	-	-	33,280	(4,792)
Allowance for Doubtful Accounts	239	237	281,775	215,514
Provision for Contingencies	-	-	(15,542)	19,721
Provision for Pension Plans	(6,396)	(6,368)	(60,933)	308,681
Deferred Taxes	(542)	(236)	(416)	(2,049)
Income in Permanent Assets Write-off	(257,821)	(78,580)	-	-
Equity in Subsidiaries	-	(13)	4	(13)

Equity Changes	(5,236)	(11,851)	(986,761)	(1,125,013)
Trade Accounts Receivable	-	-	(224,743)	(150,087)
Inventories	-	-	27,496	17,664
Judicial Deposits	(134)	(31,102)	(311,889)	(85,517)
Contractual Retentions	-	-	-	(191,439)
Payroll, Social Charges and Benefits	-	(53)	11,583	12,517
Accounts Payable and Accrued Expenses	(33,998)	(25,022)	56,073	(46,305)
Taxes	21,817	26,023	25,633	(423,339)
Financial Charges	-	7,268	(100,773)	36,093
Authorization for Service Exploitation	-	-	(61,847)	49,629
Provisions for Contingencies	-	579	(232,622)	(290,710)
Provisions for Pension Plans	-	-	(82,526)	(64,099)
Other Assets and Liabilities Accounts	7,079	10,456	(93,146)	10,580
Cash Flow from Operating Activities	45,131	40,152	1,146,098	1,136,038

Investment Activities
Temporary Investments	-	11,081	(111,605)	(106,488)
Funds Obtained in the Sale of Permanent Assets	-	15	2,217	9,698
Investments in Permanent Assets	-	(551)	(705,371)	(897,641)
Dividends/Interest on Shareholders’ Equity received from Subsidiaries	241,145	220,708	-	-
Cash Flow from Investment Activities	241,145	231,253	(814,759)	(994,431)

Financing Activities
Dividends/Interest on Shareholders’ Equity Paid in the Year	(381,684)	(295,402)	(491,850)	(398,432)
Loans and Financing	-	-	(971,306)	(322,302)
Loans Obtained	-	-	-	31,761
Loans Settled	-	-	(971,306)	(354,063)
Acquisition of Own Shares	-	-	-	29
Other Flows from Financing Activities	-	-	-	5
Cash Flow from Financing Activities	(381,684)	(295,402)	(1,463,156)	(720,700)

Cash Flow for the Period	(95,408)	(23,997)	(1,131,817)	(579,093)

Cash, Bank Accounts and High Liquid Investments
Closing Balance	1,336,936	859,693	2,842,135	2,034,680
Opening Balance (on December 31)	1,432,344	883,690	3,973,952	2,613,773
Variation in the Period	(95,408)	(23,997)	(1,131,817)	(579,093)
(1) Reclassification in some lines of cash flows of 6/30/06 took place, aiming at the adequacy to the way presented in the current year.

Supplementary Cash Flow Information

PARENT COMPANY	CONSOLIDATED
	6/30/07	6/30/06	6/30/07	6/30/06
Income Tax and Social Contribution Paid	-	-	117,112	7,090
Interest Paid from Loans and Financings (Includes Debentures)	-	13,432	277,495	235,342

18. TEMPORARY INVESTMENTS

On May 16, 2007 and May 31, 2007, the Company acquired securities issued by Republic of Austria, with remuneration linked to an average percentage variation of CDI. The maturity of these securities will occur on December 20, 2007, and the amount updated on the quarter closing date was R$200,752.

19. TRADE ACCOUNTS RECEIVABLE

The amounts related to accounts receivable are as follows:

CONSOLIDATED
	6/30/07	3/31/07
Billed Services	1,570,498	1,489,990
Services to be Billed	899,231	977,856
Sales of Goods	64,245	54,856
Subtotal	2,533,974	2,522,702
Allowance for Doubtful Accounts	(389,740)	(364,979)
Services Rendered	(385,444)	(360,862)
Sales of Goods	(4,296)	(4,117)
Total	2,144,234	2,157,723
Due	1,622,102	1,586,941
Past due:
01 to 30 Days	395,823	411,138
31 to 60 Days	121,033	149,609
61 to 90 Days	79,189	98,372
91 to 120 Days	66,092	69,645
More than 120 Days	249,735	206,997

20. INVENTORIES

The maintenance and resale inventories, to which provisions are recorded for losses or adjustments to the forecast in which they must be realized, are composed as follows:

CONSOLIDATED
	6/30/07	3/31/07
Inventory for Resale (Cell Phones and Accessories)	56,875	74,935
Maintenance Inventory	6,725	7,280
Provision for the Adjustment to the Realization Value	(25,199)	(31,400)
Provision for Potential Losses	(1,732)	(1,732)
Total	36,669	49,083

21. LOANS AND FINANCING - ASSETS

CONSOLIDATED
	6/30/07	3/31/07
Loans	8,068	8,432
Total	8,068	8,432
Current	1,426	7,627
Long-term	6,642	805

22. DEFERRED AND RECOVERABLE TAXES

PARENT COMPANY	CONSOLIDATED
	6/30/07	3/31/07	6/30/07	3/31/07
Deferred Taxes	25,960	57,440	1,468,519	1,521,518
Other Taxes Recoverable	299,941	287,858	1,240,190	1,222,129
Total	325,901	345,298	2,708,709	2,743,647
Current	93,206	114,935	1,111,541	1,129,463
Long-term	232,695	230,363	1,597,168	1,614,184

Deferred taxes related to Corporate Income Tax and Social Contribution on Income

PARENT COMPANY	CONSOLIDATED
	6/30/07	3/31/07	6/30/07	3/31/07
Corporate Income Tax
Deferred Income Tax on:
Tax Losses	-	-	466,793	452,287
Provisions for Contingencies	1,124	1,094	262,445	251,427
Provision for Pension Plan Actuarial Insufficiency Coverage	-	-	137,786	162,904
Allowance for Doubtful Accounts	-	-	96,701	90,582
ICMS - Agreement 69/98 and 78/01	-	-	46,399	56,771
Provision for Suspended Collection – COFINS/CPMF	18,975	21,332	24,927	22,401
Provision for Employee Profit Sharing	-	-	6,402	4,979
Provision for Inventory Material Loss	-	-	9,971	9,056
Provision for Suspended Collection - FUST	-	-	13,186	12,108
Provision for Losses- BIA	-	-	598	1,285
Interest on Shareholders’ Equity – pro rata	4,012	25,456	20,596	64,373
Other Provisions	-	-	14,010	12,952
Subtotal	24,111	47,882	1,099,814	1,141,125
Social Contribution on Income
Deferred Social Contribution on:
Negative Calculation Basis	-	-	168,946	163,407
Provisions for Contingencies	405	394	96,456	92,208
Provision for Pension Plan Actuarial Insufficiency Coverage	-	-	49,603	58,646
Allowance for Doubtful Accounts	-	-	34,812	32,609
Provision for Employee Profit Sharing	-	-	2,613	1,961
Provision for Inventory Material Loss	-	-	3,589	3,260
Provision for Losses- BIA	-	-	215	463
Interest on Shareholders’ Equity – pro rata	1,444	9,164	7,415	23,174
Other Provisions	-	-	5,056	4,665
Subtotal	1,849	9,558	368,705	380,393
Total	25,960	57,440	1,468,519	1,521,518
Current	5,460	34,625	298,778	349,217
Long-term	20,500	22,815	1,169,741	1,172,301

The following table shows the periods in which the deferred tax assets corresponding to income tax and social contribution on net income are expected to be realized, which are derived from temporary differences between book value on the accrual basis and the taxable income, as well as in the tax loss and in the negative basis of social contribution, when existing. The realization periods are based on a technical study that used forecast future taxable income, generated in fiscal years when the temporary differences will become deductible expenses for tax purposes. These assets are recorded in accordance with CVM Instruction 371/02 requirements, and at the closing of the fiscal years the technical study is submitted to the approval of the board of executive officers and the Board of Directors, as well as its examination by the Fiscal Council.

PARENT COMPANY	CONSOLIDATED
2007	5,458	158,232
2008	1,527	242,795
2009	18,975	129,973
2010	-	96,964
2011	-	126,755
2012 to 2014	-	373,256
2015 to 2016	-	264,209
After 2016	-	76,335
Total	25,960	1,468,519
Current	5,460	298,778
Long-term	20,500	1,169,741

The recoverable amount expected after 2016 is a result of a provision to cover an actuarial insufficiency of pension plans that is being settled by the subsidiary Brasil Telecom S.A., according to the maximum remaining period of 14 years and 6 months, in line with the period established by the Supplementary Pension Department (“SPC”). Despite the time limit stipulated by the SPC and according to the estimated future taxable income, the Subsidiary presents conditions to fully offset the deferred taxes in a period lower than ten years, if it opts to fully anticipate the payment of the debt. Tax credits in the amount of R$141,482, attributed to the Consolidated, were not recorded due to the non-existence of necessary requirements for the history and/or future forecast of taxable income in VANT, BrT Multimídia and BrT CS, indirect subsidiaries.

Other Taxes Recoverable

They are comprised of federal withholding taxes and payments made, calculated based on legal estimates, which will be offset against future tax obligations. The ICMS recoverable arises, for the most part, from credits recorded in the acquisition of fixed assets, whose compensation with ICMS payable may occur in up to 48 months, according to Supplementary Law 102/00.

PARENT COMPANY	CONSOLIDATED
	6/30/07	3/31/07	6/30/07	3/31/07
ICMS	-	-	563,395	629,898
Corporate Income Tax	273,814	262,122	427,260	361,251
PIS and COFINS	-	-	176,003	182,193
Social Contribution on Net Income	26,126	25,736	69,492	44,827
FUST	-	-	724	720
Other	1	-	3,316	3,240
Total	299,941	287,858	1,240,190	1,222,129
Current	87,746	80,310	812,763	780,246
Long-term	212,195	207,548	427,427	441,883

23. INCOME SECURITIES

Represented by bank deposit certificates (CDB) of Banco de Brasília S.A. – BRB, remunerated with 95% of SELIC rate, maintained by Brasil Telecom S.A. and 14 Brasil Telecom Celular S.A. as guarantee of the financing obtained through Programa de Promoção do Desenvolvimento Econômico e Sustentável do Distrito Federal (Program to Promote Integrated Economic and Sustainable Development of the Federal District – PRÓ-DF). These income securities will be maintained during the period of utilization and amortization of financing (liability), whose grace period establishes the first payment for year 2019, payable in 180 monthly, consecutive installments. This asset may be used to pay the final installments of that financing.

CONSOLIDATED
	6/30/07	3/31/07
Banco de Brasília S.A. – BRB – Bank Deposit Certificates	3,510	3,399
Total	3,510	3,399
Long-Term	3,510	3,399

24. JUDICIAL DEPOSITS

Balances of judicial deposits related to contingencies with level of possible and remote risk of loss:

PARENT COMPANY	CONSOLIDATED
Subject to (by Nature of Demands)	6/30/07	3/31/07	6/30/07	3/31/07
Labor	-	-	220,246	202,143
Tax	5,356	5,255	110,226	121,161
Civil	62	60	530,399	345,770
Total	5,418	5,315	860,871	669,074
Current	-	-	219,123	140,979
Long-term	5,418	5,315	641,748	528,095

The judicial deposits subject to liability provisions are shown on a deductive basis of such provisions. Refer to Notes 7 and 33.

25. RECEIVABLE DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY

These refer to the interest on shareholders’ equity, net of withholding income tax, credited in the current year, the amount receivable of which is R$140,104 (R$381,249 on 3/31/07, which also included interest on shareholders’ equity credited in 2006).

26. OTHER ASSETS

PARENT COMPANY	CONSOLIDATED
	6/30/07	3/31/07	6/30/07	3/31/07
Advances to Suppliers	-	-	53,960	71,794
Advances to Employees	-	-	38,738	29,805
Receivables from Other Telecom Companies	-	-	8,296	9,501
Contractual Guarantees and Retentions	-	-	1,071	1,091
Prepaid Expenses	5,380	7,145	141,024	135,582
Compulsory Deposits	-	-	1,562	1,562
Assets for Sale	-	-	1,352	922
Other	1,566	454	15,831	20,643
Total	6,946	7,599	261,834	270,900
Current	6,946	7,599	225,813	229,702
Long-term	-	-	36,021	41,198

27. INVESTMENTS

PARENT COMPANY	CONSOLIDATED
	6/30/07	3/31/07	6/30/07	3/31/07
Investments Carried Under the Equity in Subsidiaries	3,841,761	3,725,283	-	-
Brasil Telecom S.A.	3,816,891	3,698,412	-	-
Nova Tarrafa Participações Ltda.	23,816	25,655	-	-
Nova Tarrafa Inc.	1,054	1,216	-	-
Advances for Future Capital Increase	21	21	-	-
Nova Tarrafa Participações Ltda.	21	21	-	-
Goodwill Paid on Acquisition of Investments, Net	-	-	221,167	239,829
iG Cayman	-	-	134,210	147,619
MTH Ventures do Brasil	-	-	40,468	45,986
Companies iBEST	-	-	44,608	43,873
Companies BrT Cabos Submarinos	-	-	1,881	2,351
Interest Valued at Acquisition Cost	6,911	6,911	46,059	47,190
Tax Incentives, Net of Allowance for Losses	1,180	701	25,126	24,459
Other Investments	-	-	389	373
Total	3,849,873	3,732,916	292,741	311,851

The advances for future capital increase in favor of the Subsidiary were considered in the investments appraisal, since the allocated investments are only waiting for the formalization of the corporate act to perform the respective capital increase.

Investments Valued Using the Equity Method of Accounting: they comprise the interest of the Company in its subsidiaries Brasil Telecom S.A., Nova Tarrafa Participações Ltda. and Nova Tarrafa Inc., whose main data are:

	BT S.A.	NTP (Ltda.)	NTI
Shareholders’ Equity	5,673,413	23,816	1,054
Capital	3,470,758	32,625	1,931
Book Value per Share/Quota (R$)	10.37	0.73	1,050.85
Net Income (Loss) - Period	390,112	(4,308)	(190)
Number of Shares/Quotas Held by the Company (in thousands)
Common Shares	247,276,380	-	1,003
Preferred Shares	120,911,021	-	-
Quotas	-	32,624,928	-
Ownership % in Subsidiary’s Capital (1)
In Total Capital	67.28%	99.99%	100%
In Voting Capital	99.07%	99.99%	100%
(1) It takes into account the outstanding capital stock

The equity in subsidiaries result is composed of the following values:

	Operating		Non- Operating
	6/30/07	6/30/06	6/30/07	6/30/06
Brasil Telecom S.A.	262,455	82,819	-	13
Nova Tarrafa Participações Ltda.	(4,308)	(3,883)	-	-
Nova Tarrafa Inc. (1)	(326)	(356)	4	-
Total	257,821	78,580	4	13
(1) It includes exchange variation, linked to investment abroad.

Interests assessed using the cost of acquisition: correspond to shareholding obtained by converting shares or capital quotas of the tax incentive investments in the FINOR/FINAM regional programs, the Incentive Law for Information Technology Companies, and the Audiovisual Law. The amount is predominantly composed of shares of other telecommunications companies located in the regions covered by the regional incentives.

Tax incentives: arise from investments in FINOR/FINAM and audiovisual funds, originated in the portions allocated to income tax due.

Other investments: are related to collected cultural assets.

28. PROPERTY, PLANT AND EQUIPMENT

PARENT COMPANY
Property, Plant and Equipment Nature	6/30/07				3/31/07
	Annual depreciation rates	Cost	Accumulated depreciation	Net Value	Net Value
Assets for General Use	5% - 20%	52,283	(51,444)	839	893
Other Assets	19.9%(1)	188	(143)	45	48
Total		52,471	(51,587)	884	941
(1) Annual weighted average rate.

CONSOLIDATED
Property, Plant and Equipment Nature	6/30/07				3/31/07
	Annual Depreciation Rates	Cost	Accumulate Depreciation	Net Value	Net Value
Work in Progress	-	348,456	-	348,456	311,996
Public Switching Equipment	20%	5,154,047	(4,868,658)	285,389	325,551
Equipment and Transmission Means	17.3%(1)	12,247,524	(9,991,416)	2,256,108	2,374,544
Termination	20%	505,293	(467,244)	38,049	34,757
Data Communication Equipment	20%	2,039,637	(1,288,955)	750,682	784,189
Buildings	4.2%	950,263	(549,132)	401,131	408,151
Infrastructure	8.8%(1)	3,817,000	(2,459,112)	1,357,888	1,406,650
Assets for General Use	18.5%(1)	1,162,483	(824,486)	337,997	355,633
Land	-	84,830	-	84,830	84,830
Other Assets	-	66	-	66	66
Total		26,309,599	(20,449,003)	5,860,596	6,086,367
(1) Annual weighted average rate.

According to the STFC concession agreements, the subsidiary Brasil Telecom S.A.’s assets that are indispensable to providing the service and qualified as “reversible assets” will be automatically reverted to ANATEL when the concession ends, and the Subsidiary will be entitled to indemnifications established in the legislation and in the respective agreements. The amount of reversible assets on the quarter closing date was R$21,269,380 for costs, with residual value of R$3,526,394.

Rent Expenses

The Company rents properties, rights of way (posts and third-party land areas on roads), equipment and connection means, formalized through several contracts, which mature on different dates. Some of these contracts are intrinsically related to the provision of services and are long-term agreements. Total rent expenses, means and connections related to such contracts and relative to the Consolidated amounted to R$253,154 (R$241,197 in 2006).

Leasing

The subsidiary Brasil Telecom S.A. and BrTI have financial leasing agreements for information technology equipment. Recorded leasing expenses in the quarter amounted to R$12,754 (R$8,144 in 2006) for the Consolidated.

Insurance

An insurance policy program is maintained by Brasil Telecom S.A. for covering reversible assets and for loss of profits established in the Concession Contract with the government. Insurance expenses were R$3,576 (R$1,152 in 2006) for the Company and R$8,482 (7,346 in 2006) for the Consolidated.

The assets, responsibilities and interests covered by insurance are the following:

Type	Coverage	Amount Insured
		6/30/07	3/31/07
Operating risks	Buildings, machinery and equipment, facilities, call centers, towers, infrastructure and information technology equipment	12,698,975	12,698,975
Loss of profit	Fixed expenses and net income	8,669,400	8,669,400
Contract Guarantees	Compliance with contractual obligations	89,405	89,405
Civil Liability	Telephone service operations	12,000	12,000

The Company contracted insurance coverage for the management civil liability, which also includes the subsidiary Brasil Telecom S.A., and the total amount insured is equivalent to forty five million U.S. dollars (US$45,000,000.00) .

There is no insurance coverage for optional civil liability related to third party claims involving Company’s vehicles.

29. INTANGIBLE ASSETS

PARENT COMPANY
	6/30/07			3/31/07
	Cost	Accumulated Amortization	Net Value	Net Value
Data Processing Systems	148	(133)	15	22
Trademarks and Patents	36	(26)	10	10
Other	3,701	(3,701)	-	-
Total	3,885	(3,860)	25	32

CONSOLIDATED
	6/30/07			3/31/07
	Cost	Accumulated Amortization	Net Value	Net Value
Data Processing Systems	1,954,764	(1,174,179)	780,585	851,578
Regulatory Licenses	325,368	(65,710)	259,658	265,840
Trademarks and Patents	1,416	(778)	638	640
Other	149,331	(116,691)	32,640	32,402
Total	2,430,879	(1,357,358)	1,073,521	1,150,460

30. DEFERRED CHARGES

CONSOLIDATED
	6/30/07			3/31/07
	Cost	Accumulated Amortization	Net Value	Net Value
Installation and Reorganization Costs	277,873	(168,824)	109,049	117,829
Goodwill derived from Merger	40,136	(40,136)	-	-
Other	14,259	(10,391)	3,868	2,344
Total	332,268	(219,351)	112,917	120,173

31. PAYROLL AND RELATED CHARGES

PARENT COMPANY	CONSOLIDATED
	6/30/07	3/31/07	6/30/07	3/31/07
Salaries and Compensation	-	-	782	1,003
Payroll Charges	19	19	78,135	63,177
Benefits	-	-	5,304	4,719
Other	-	-	5,942	7,361
Total	19	19	90,163	76,260

32. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

PARENT COMPANY	CONSOLIDATED
	6/30/07	3/31/07	6/30/07	3/31/07
Suppliers	332	270	1,317,749	1,272,799
Third-Party Consignments	68	83	108,120	121,215
Total	400	353	1,425,869	1,394,014
Current	400	353	1,401,549	1,386,322
Long-term	-	-	24,320	7,692

The amounts recorded under long-term are derived from liabilities to remunerate the third party network, the settlement of which depends on verification between the operators, such as the reconciliation of traffic.

33. INDIRECT TAXES

PARENT COMPANY	CONSOLIDATED
	6/30/07	3/31/07	6/30/07	3/31/07
ICMS, net of Judicial Deposits of Agreement 69/98	-	-	691,211	701,537
ICMS	-	-	909,532	909,688
Judicial Deposits referring to Agreement ICMS 69/98	-	-	(218,321)	(208,151)
PIS and COFINS	15	30	76,103	70,324
Other	13	16	56,629	55,741
Total	28	46	823,943	827,602
Current	28	46	793,461	807,234
Long-term	-	-	30,482	20,368

The balance referring to ICMS comprises amounts resulting from the Agreement no. 69/98, which has been questioned in Court, and court deposits have been monthly made. It also includes the ICMS deferral, based on incentives by the government of the State of Paraná.

34. TAXES ON INCOME

PARENT COMPANY	CONSOLIDATED
	6/30/07	3/31/07	6/30/07	3/31/07
Corporate Income Tax
Payables Due	20,605	33,710	189,552	135,880
Law no. 8,200/91 - Special Monetary Restatement	-	-	5,790	5,967
Subtotal	20,605	33,710	195,342	141,847
Social Contribution on Income
Payables Due	6,048	9,915	60,635	38,201
Law no. 8,200/91 - Special Monetary Restatement	-	-	2,084	2,148
Subtotal	6,048	9,915	62,719	40,349
Total	26,653	43,625	258,061	182,196
Current	23,525	41,105	203,949	131,922
Long-term	3,128	2,520	54,112	50,274

35. DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY AND PROFIT SHARING

PARENT COMPANY	CONSOLIDATED
	6/30/07	3/31/07	6/30/07	3/31/07
Controlling Shareholders	30,071	103,230	30,071	103,230
Dividends/Interest on Shareholders’ Equity	35,377	120,230	35,377	120,230
Withholding Income Tax on Interest on Shareholders’ Equity	(5,306)	(17,000)	(5,306)	(17,000)
Minority Interest	198,801	507,078	335,358	753,312
Dividends/Interest on Shareholders’ Equity	152,223	525,757	232,395	747,119
Withholding Income Tax on Interest on Shareholders’ Equity	(22,834)	(73,151)	(34,860)	(102,303)
Unclaimed Dividends of Previous Years	69,412	54,472	137,823	108,496
Total Shareholders	228,872	610,308	365,429	856,542
Employees and Management Profit Sharing	-	-	38,902	19,936
Total	228,872	610,308	404,331	876,478

36. LOANS AND FINANCING
(Including Debentures)

CONSOLIDATED
	6/30/07	3/31/07
Financing	4,137,758	4,850,667
Accrued Interest and Other Charges on Financing	165,208	217,017
Total	4,302,966	5,067,684
Current	782,622	1,459,045
Long-term	3,520,344	3,608,639

Financing

CONSOLIDATED
	6/30/07	3/31/07
BNDES	2,022,681	2,237,510
Domestic Currency	1,875,550	2,058,797
Basket of Currencies, including dollar	147,131	178,713
Financial Institutions	1,188,974	1,188,177
Domestic Currency	57,197	60,114
Foreign Currency	1,131,777	1,128,063
Debentures	1,089,622	1,640,179
Suppliers – foreign currency	1,689	1,818
Total	4,302,966	5,067,684
Current	782,622	1,459,045
Long-term	3,520,344	3,608,639

Financing denominated in domestic currency: bear (i) fixed interest rates from 2.4% p.a. and 11.5% p.a., resulting in a weighted average rate of 7.46% p.a.; and (ii) variable interest based on TJLP (Long-term interest rate) plus 2.3% to 6.5% p.a., UMBNDES (unit of the National Social and Economic Development Bank) plus 5.5% p.a. to 6.5% p.a., 104% of CDI, resulting, these variable interest, in a weighted average rate of 11.77% p.a.

Financing denominated in foreign currency: bear (i) fixed interest rates of 1.75% to 9.38% p.a., resulting in a weighted average rate of 9.35% p.a.; and (ii) variable interest rates of LIBOR plus 0.5% p.a., 1.92% p.a. over the YEN LIBOR, resulting in a weighted average rate of 3.01% p.a. The LIBOR and YEN LIBOR rates on 6/30/2007, semiannual payments were 5.4% p.a. and 0.73375% p.a., respectively.

Debentures issued by the subsidiary Brasil Telecom S.A.:

Third Public Issue: 50,000 debentures non-convertible into shares without renegotiation clause, with a unit face value of R$10, totaling R$500,000, issued on July 5, 2004. The maturity period was of five years, maturing on July 5, 2009 and yield corresponds to an interest rate of 100% of the CDI plus one percent (1%) per year, payable half-yearly.

On March 28, 2007, the Company announced in a notice to debenture holders the exercise of its optional early redemption option of all outstanding debentures, as set forth in the debenture deed. The payment of the principal balance and interests took place on April 17, 2007, in the amount of R$518,221, plus R$2,872 related to the premium on the redemption amount.

Forth Public Issue: 108,000 debentures not convertible into shares without renegotiation clause, for the unit face value of R$10, amounting to R$1,080,000 on June 1, 2006. The payment term is seven years, maturing on June 1, 2013. The remuneration corresponds to the interest rate of 104.0% of CDI and its payment periodicity is semiannual. Amortization, which shall indistinctly consider all debentures, will occur annually as from June 1, 2011, in three installments of 33.3%, 33.3% and 33.4% of the unit face value, respectively.

Repayment Schedule

The long-term debt is scheduled to be paid in the following fiscal years:

CONSOLIDATED
	6/30/07	3/31/07
2008	220,876	289,852
2009	531,947	529,891
2010	593,270	591,439
2011	654,821	653,594
2012	520,778	520,624
2013	521,500	521,323
2014 onwards	477,152	501,916
Total	3,520,344	3,608,639

Financing Composition per Currency/Index

CONSOLIDATED
Restated by	6/30/07	3/31/07
TJLP (Long-Term Interest Rate)	1,875,550	2,058,797
CDI	1,089,622	1,640,179
US Dollars	434,547	450,421
Yens	272,978	301,104
Hedge of the Debt in Yens	425,941	378,356
UMBNDES (BNDES Basket of Currencies)	134,695	161,415
Hedge of the Debt in UMBNDES	12,436	17,298
IGP-DI	25,255	25,102
Other (Fixed Rate)	31,942	35,012
Total	4,302,966	5,067,684

Guarantees

Certain financing contracted by the subsidiary Brasil Telecom S.A. are guaranteed by collateral of pledge of credit rights derived from the provision of telephony services and the Company’s surety.

For consolidated loans and financing, hedge agreements are maintained over 40.7% of these liabilities in US dollars and Yen executed with third parties and 9.3% of the debt in UMBNDES (basket of currencies) with the BNDES, for protection against significant fluctuations in the quotations of these debts restatement factors. On June 30, 2007, taking into account the hedge operations and foreign currency investments, the Company had an effective exposure of 14.0% (7.8% on 3/31/07). The gains and losses on these contracts are recognized on the accrual basis.

Debentures issued by Brasil Telecom S.A. have personal guarantee, through surety granted by the Company. According to the deed of issue, the Company, in the capacity as intervening guarantor undertakes before the debenture holders as primary obligor and guarantor, to be jointly liable for all obligations assumed by the Subsidiary related to its debentures.

37. LICENSES AND CONCESSIONS TO EXPLOIT SERVICES

CONSOLIDATED
	6/30/07	3/31/07
Personal Mobile Service	283,357	284,128
Concession of STFC	-	84,203
Other Licenses	10,177	12,395
Total	293,534	380,726
Current	71,873	154,658
Long-term	221,661	226,068

The licenses for Personal Mobile Services (SMP) are represented by the terms signed, in 2002 and 2004, by 14 Brasil Telecom Celular S.A. with ANATEL, to offer SMP Services for the next fifteen years in the same area of operation where Brasil Telecom S.A. has a concession for fixed telephony. Out of the contracted value, 10% was paid at the time of signing the contract, and the remaining balance was fully recognized in BrT Celular’s liabilities to be paid in equal, consecutive annual installments, with maturities foreseen for the years 2007 to 2010 (balance of four installments), and 2008 to 2012 (balance of five installments), depending on the fiscal year when the agreements were executed. The remaining balance is adjusted by the variation of IGP-DI, plus 1% per month.

The concession of STFC refers to the provision established by Brasil Telecom S.A. according to the accrual basis, taking as basis the application of 1% on the net revenue of taxes. According to the current concession agreement, the payment in favor of ANATEL will have a maturity every two years, defined for April of the odd years, starting from the year of 2007, and will be equivalent to 2% of the net revenue estimated in the immediately previous year.

The amount of other licenses pertains to BrT Multimídia and refers to the authorization granted to the use of radiofrequency blocks associated with the exploitation of multimedia communication services. Initially, such granting was obtained from ANATEL by VANT and on April 2006 the transfer registration to BrTMultimídia took place, which assumed the outstanding balance, with a variation of the IGP-M, plus 1% a month. The settlement of the balance of such obligation will be paid in four equal, consecutive and annual installments, falling due in May.

38. PROVISIONS FOR PENSION PLAN

They refer to the recognition by Brasil Telecom S.A. of the actuarial deficit of the pension plans of defined benefit managed by FBrTPREV and the pension plan managed by Fundação 14 appraised by independent actuaries in accordance with CVM Resolution 371/00. Such sponsored plans are detailed in Note 6.

CONSOLIDATED
	6/30/07	3/31/07
FBrTPREV – BrTPREV, Alternativo and Fundador Plans	550,415	650,919
Fundação 14 – PAMEC Plan	730	699
Total	551,145	651,618
Current	37,960	45,590
Long-term	513,185	606,028

39. ADVANCES FROM CUSTOMERS

CONSOLIDATED
	6/30/07	3/31/07
Telecommunication Means Assignment	83,831	90,189
Prepaid Services	43,796	51,016
Other Advances from Customers	671	1,226
Total	128,298	142,431
Current	62,526	72,080
Long-Term	65,772	70,351

The long-term balance refers to the assignment agreements of telecommunications means, for which the customers made advances aimed at obtaining benefits for a more extensive period, with realization to occur in the following years:

CONSOLIDATED
	6/30/07	3/31/07
2008	3,483	6,263
2009	6,932	7,092
2010	6,782	6,942
2011	6,730	6,890
2012	6,730	6,890
2013	6,730	6,890
2014	6,099	6,259
2015 onwards	22,286	23,125
TOTAL	65,772	70,351

40. OTHER LIABILITIES

PARENT COMPANY	CONSOLIDATED
	6/30/07	3/31/07	6/30/07	3/31/07
Self-Financing Funds	-	-	24,143	24,143
Bank Credits and Repeater Receivables under Processing	-	-	11,122	13,000
Liabilities from Acquisition of Tax Credits	-	-	9,381	11,061
Other Taxes	-	-	7,690	6,221
CPMF - Suspended Collection	-	-	2,357	2,321
Liabilities with Other Telecommunications Companies	-	-	1,616	1,616
Self-Financing Installment Reimbursement - PCT	-	-	618	648
Other	280	-	17,610	12,347
Total	280	-	74,537	71,357
Current	280	-	66,199	63,446
Long-term	-	-	8,338	7,911

Self-financing funds

They correspond to the credits of capital participation, paid by engaged subscribers, for acquisition of the right of use of switched fixed telephone service, still under the elapsed self-financing modality. It happened that, as the shareholders of the subsidiary Brasil Telecom S.A. – Rio Grande do Sul Branch (formerly CRT) had fully subscribed the capital increase made to repay in shares the credits for capital participation, there were no unsold shares to be delivered to the engaged subscribers. Part of these engaged subscribers, who did not accept the Subsidiary’s Public Offering for return of the referred credits in cash, as established in article 171, paragraph 2, of Law no. 6,404/76, are awaiting resolution of the ongoing lawsuit, filed by the Public Prosecution Service and Other, aiming at reimbursement in shares.

41. FUNDS FOR CAPITALIZATION

The expansion plans (self-financing) were the means by which the telecommunications companies financed part of the network investments. With the issue of Administrative Rule no 261/97 by the Ministry of Communications, this mechanism for raising funds was eliminated, and the existing consolidated amount of R$7,974 derives from plans sold prior to the issue of the Administrative Rule, the corresponding assets to which are already incorporated in the Company’s fixed assets through the Community Telephony Plant – PCT. For reimbursement in shares, it is necessary to await the judicial ruling on the suits brought by the interested parties.

42. INFORMATION PER BUSINESS SEGMENT – CONSOLIDATED

Information per segments is presented in relation to the Company and its subsidiaries’ business, which was identified based on their performance and management structure, as well as the internal management information.

The operations carried out among the business segments presented were based on conditions equivalent to the market.

The income by segment, as well as the equity items presented, takes into consideration the items directly attributable to the segment, also taking into account those which can be allocated on reasonable basis.

	6/30/07
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Management	Elimination among Segments	Consolidated
Gross Operating Revenue	6,894,347	1,150,409	209,885	-	(384,696)	7,869,945
Deductions from Gross Revenue	(2,072,698)	(335,876)	(30,801)	-	3,630	(2,435,745)
Net Operating Revenue	4,821,649	814,533	179,084	-	(381,066)	5,434,200
Cost of Services Rendered and Goods Sold	(2,787,780)	(737,864)	(30,366)	-	342,829	(3,213,181)
Gross Income	2,033,869	76,669	148,718	-	(38,237)	2,221,019

Operating Expenses, Net	(1,171,077)	(256,838)	(173,855)	(10,511)	39,218	(1,573,063)
Sale of Services	(474,471)	(218,445)	(117,695)	-	55,309	(755,302)
General and Administrative Expenses	(563,610)	(63,202)	(33,687)	(8,521)	12,183	(656,837)
Other Operating Revenue (Expenses)	(132,996)	24,809	(22,473)	(1,990)	(28,274)	(160,924)

Operating Income (Loss) Before
Financial Revenues (Expenses)	862,792	(180,169)	(25,137)	(10,511)	981	647,956

Trade Accounts Receivable	1,981,936	172,693	89,676	-	(100,071)	2,144,234
Inventories	4,385	32,284	-	-	-	36,669
Fixed and Intangible Assets, Net	5,522,641	1,352,156	58,411	909	-	6,934,117

	6/30/06
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Management	Elimination among Segments	Consolidated
Gross Operating Revenue	6,723,148	704,184	168,912	-	(322,055)	7,274,189
Deductions from Gross Revenue	(2,095,739)	(231,051)	(20,860)	-	1,090	(2,346,560)
Net Operating Revenue	4,627,409	473,133	148,052	-	(320,965)	4,927,629
Cost of Services Rendered and Goods Sold	(2,896,550)	(451,816)	(80,790)	-	300,411	(3,128,745)
Gross Income	1,730,859	21,317	67,262	-	(20,554)	1,798,884

Operating Expenses, Net	(1,167,225)	(266,130)	(78,032)	(11,173)	23,215	(1,499,345)
Sale of Services	(528,182)	(205,809)	(51,099)	-	45,192	(739,898)
General and Administrative Expenses	(560,865)	(68,562)	(34,345)	(9,029)	9,583	(663,218)
Other Operating Revenue (Expenses)	(78,178)	8,241	7,412	(2,144)	(31,560)	(96,229)

Operating Income (Loss) Before
Financial Revenues (Expenses)	563,634	(244,813)	(10,770)	(11,173)	2,661	299,539

	3/31/07
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Management	Elimination among Segments	Consolidated
Trade Accounts Receivable	2,017,142	163,641	73,513	-	(96,573)	2,157,723
Inventories	4,698	44,385	-	-	-	49,083
Fixed Assets, Net	5,747,655	1,392,322	95,876	974	-	7,236,827

43. SUBSEQUENT EVENTS

Material Facts

Below, the joint material facts of the Company and Brasil Telecom S.A. released after the quarter closing date:

I – Material Fact disclosed on July 18, 2007:

“BRASIL TELECOM PARTICIPAÇÕES S.A. and BRASIL TELECOM S.A. (jointly referred to as the “Companies”), pursuant to the provisions in paragraph 4 of article 157 of Law 6404/76 and CVM Resolution 358/02 and further amendments, hereby informs its shareholders and the market in general that:

On July 18, 2007, the Companies, jointly with 14 Brasil Telecom Celular S.A., Zain Participações S.A., Invitel S.A., Solpart Participações S.A. (“Solpart”), Techold Participações S.A. (“Techold”), Caixa de Previdência dos Funcionários do Banco do Brasil – Previ (“Previ”), Petros – Fundação Petrobras de Seguridade Social (“Petros”), Fundação dos Economiários Federais – Funcef (“Funcef”), Investidores Institucionais Fundo de Investimento em Ações, Fundação 14 de Previdência Privada, Fundação Vale do Rio Doce de Seguridade Social – Valia, Citigroup Venture Capital International Brazil, L.P., Citigroup Venture Capital International Brazil, Ltd., International Equity Investments Inc., Citibank, N.A., Priv Fundo de Investimento em Ações, Tele Fundo de Investimento em Ações, Angra Partners Consultoria Empresarial e Participações Ltda., on the one hand, and Telecom Italia International N.V., Telecom Italia S.p.A., Brasilco S.R.L., Credit Suisse Securities (Europe) Limited, Tim Brasil Serviços e Participações S.A. and Tim International N.V., on the other hand (“Telecom Italia”), signed a Mutual Waiver Agreement, by means of which the signatory parties undertake, provided that they are granted prior authorization of the proper corporate bodies and upon the effective acquisition by Previ, Petros and Funcef, or by Techold, as the case may be, the entire shareholding represented by shares issued by Solpart held by Brasilco (“Brasilco Shares”), to waive pleadings and dismiss ongoing disputes at the Judicial Branch and at international Arbitration Courts, involving the Companies and its shareholders, direct and indirect, on the one hand and Telecom Italia and its subsidiaries on the other hand.

With the Mutual Waiver Agreement, the current and potential litigations, involving the Companies and its subsidiaries and the companies of Telecom Italia Group will be closed, among others, including the end of the arbitrations mentioned in the Notice disclosed by the Companies on March 16, 2006.

The effective acquisition of Brasilco Shares, which is subject to approval of the National Telecommunications Agency - ANATEL and other conditions, will enable to close the existing administrative proceedings regarding the overlapping of telephony licenses (STFC, SMP, LDN and LDI) among companies of Brasil Telecom Group and Telecom Italia Group and, thus, permanently removing the possibility of material adverse impact on the businesses and interests of the companies of Brasil Telecom Group.

The Companies clarified that they are not parties of the Brasilco Share Purchase Agreement, and they are not parties of any other agreements which may have been entered into concurrently to the Mutual Waiver Agreement.

Brasília, July 18, 2007.

Paulo Narcélio Simões Amaral
Investor Relations Officer
Brasil Telecom Participações S.A.
Brasil Telecom S.A.”

II – Material fact disclosed on July 24, 2007:

“Brasil Telecom clears the Inquiry of Brazilian Securities and Exchange Commission”

Pursuant to the Release CVM/SEP/GEA-2/ 277-07, issued on July 23, 2007, about the news published in Italy on July 19, 2007, related to the interest sale of Telecom Italia, held by means of Brasilco Srl in Solpart Participações S.A. (“Solpart”), Brasil Telecom Participações S.A. and Brasil Telecom S.A. announce hereby the transcription of the Material Fact released by their shareholders on July 18, 2007, with relevant clarifications on the transaction value and other conditions, with the following content:

“ZAIN PARTICIPAÇÕES S.A.	INVITEL S.A
Publicly-held Company	Publicly-held Company
Corporate Taxpayer’s ID	Corporate Taxpayer’s ID
(CNPJ/MF) 02.363.918/0001-20	(CNPJ/MF) 02.465.782/0001-60
Corporate Registry ID (NIRE)	Corporate Registry ID (NIRE)
33.3.0027822-2	33.3.0016765-0
TECHOLD PARTICIPAÇÕES S.A.	SOLPART PARTICIPAÇÕES S.A.
Publicly-held Company	Corporate Taxpayer’s ID
Corporate Taxpayer’s ID (CNPJ/MF)	(CNPJ/MF): 02.607.736/0001-58
02.605.028/0001-88	Corporate Registry ID (NIRE)
Corporate Registry ID (NIRE)	33.3.0026036-6
33.3.0026046-3

MATERIAL FACT

ZAIN PARTICIPAÇÕES S.A. (“Zain”), INVITEL S.A. (“Invitel”), TECHOLD PARTICIPAÇÕES S.A. (“Techold”) and SOLPART PARTICIPAÇÕES S.A. (“Solpart” and, when referred to jointly with the other signatory parties hereto, the “Companies”), pursuant to the provisions of paragraph 4 of article 157 of Law no. 6,404/76 and CVM Resolution no. 358/02 and further amendments, hereby informs its shareholders and the market in general that:

1.
On July 18 of the current year, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, (“Previ”), PETROS — Fundação Petrobrás de Seguridade Social, (“Petros”), Fundação dos Economiários Federais – FUNCEF ( “Funcef” or, jointly referred to as “Pension Funds”), on the one hand, and Brasilco S.R.L. (“Brasilco”), on the other hand, signed a Share Purchase Agreement, whereby the Pension Funds undertake to acquire all the shares held by Brasilco in the capital of Solpart, equivalent to 38% of the total voting capital of this company (“Brasilco Shares”), for a total amount of US$515 million, to be paid after all the suspensive conditions set forth in this Agreement and its Exhibits are satisfied.

2.
Brasilco, a company organized under the Italian laws, owns shares issued by Solpart. Brasilco’s capital stock is held by a trust managed by Credit Suisse Securities (Europe) Limited (“CSSEL”) and Telecom Italia International N.V. (“Telecom Italia”) is its beneficiary. Solpart is the direct majority shareholder of Brasil Telecom Participações S.A. (“BTP”) and indirect majority shareholder of Brasil Telecom S.A. (“BrT”).

3.
Pursuant to the Shareholder Agreement of Solpart, Techold has the preemptive right to acquire Brasilco Shares, under the same conditions with which the Pension Funds are provided, once it manifests its intention formally and in a timely manner.

4.	The exercise, by Techold, of its preemptive right to acquire Brasilco Shares shall take place within 60 days following the formal notification to Techold.

5.
Also on the 18th day of this month, Citigroup Venture Capital International Brazil, L.P., Citigroup Venture Capital International Brazil, Ltd., International Equity Investments Inc., Citibank, N.A., Priv Fundo de Investimento em Ações, Tele Fundo de Investimento em Ações, Angra Partners Consultoria Empresarial e Participações Ltda., Previ, Petros Funcef, Investidores Institucionais Fundo de Investimento em Ações, Fundação 14 de Previdência Privada, Fundação Vale do Rio Doce de Seguridade Social – Valia, the Companies, 14 Brasil Telecom Celular S.A., BTP, BrT, Telecom Italia International, Telecom Italia S.p.A., Brasilco, CSS EL, Tim Brasil Serviços e Participações S.A., and Tim International N.V., signed a Mutual Waiver Agreement, provided that they are granted prior authorization of the proper cor porate bodies, and after the effective acquisition by Pension Funds or by Techold, as the case may be, of Brasilco shares, to waive pleadings and dismiss ongoing disputes at the Judicial Branch and at international Arbitration Courts, involving the Parties and the Company on the one hand, and Telecom Italia and its subsidiaries on the other hand.

6.
On this date, the Board of Executive Officers of Techold expressed its understanding that the exercise by Techold of its preemptive right to acquire Brasilco Shares promotes the best interests of the Company and of its direct and indirect shareholders.

7.
Techold’s Management required the Companies’ Managements to take all necessary measures aiming at obtaining the prior corporate approvals required by their Bylaws or by shareholders’ agreements filed at their respective headquarters, necessary both for the full efficiency of the Mutual Waiver Agreement relative to the Companies and other agreements signed while said transaction was under process, concerning the exercise of the preemptive right, by Techold, for acquiring Brasilco Shares, through call on this date of the meetings of the proper corporate bodies.

8.
Techold’s Management shall start the talks with several financial agents and also with its shareholders aimed to ensure the necessary resources for acquiring Brasilco Shares, should the exercise of preemptive right by Techold be approved.

9.	As soon as the sale of Brasilco Shares is concluded, the Companies shall once again release information about the operations described herein to the market.

Rio de Janeiro, July 18, 2007.

ZAIN PARTICIPAÇÕES S.A.	INVITEL S.A
Mariana Sarmento Meneghetti	Mariana Sarmento Meneghetti
Investor Relations Officer	Investor Relations Officer

TECHOLD PARTICIPAÇÕES S.A.	SOLPART PARTICIPAÇÕES S.A.
Mariana Sarmento Meneghetti	Kevin Michael Altit
Investor Relations Officer	Officer”

Brasília, July 24, 2007.

Paulo Narcélio Simões Amaral
Investor Relations Officer
Brasil Telecom Participações S.A.
Brasil Telecom S.A.”

-.-.-.-.-.-.-.-.-.-

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

See Comments on the Consolidated Performance

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2007	4 - 3/31/2007
1	TOTAL ASSETS	16,406,557	17,494,965
1.01	CURRENT ASSETS	6,781,693	7,638,433
1.01.01	CASH AND CASH EQUIVALENTS	2,842,135	3,923,856
1.01.01.01	CASH AND BANK ACCOUNTS	122,020	49,891
1.01.01.02	HIGH LIQUID INVESTMENTS	2,720,115	3,873,965
1.01.02	CREDITS	2,144,234	2,157,723
1.01.02.01	CLIENTS	2,144,234	2,157,723
1.01.02.02	SUNDRY CREDITS	0	0
1.01.03	INVENTORIES	36,669	49,083
1.01.04	OTHER	1,758,655	1,507,771
1.01.04.01	LOANS AND FINANCING	1,426	7,627
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	1,111,541	1,129,463
1.01.04.03	JUDICIAL DEPOSITS	219,123	140,979
1.01.04.04	TEMPORARY INVESTMENTS	200,752	0
1.01.04.05	OTHER ASSETS	225,813	229,702
1.02	NON-CURRENT ASSETS	9,624,864	9,856,532
1.02.01	LONG-TERM ASSETS	2,285,089	2,187,681
1.02.01.01	SUNDRY CREDITS	0	0
1.02.01.02	CREDITS WITH RELATED PARTIES	0	0
1.02.01.02.01	FROM DIRECT AND INDIRECT ASSOCIATED COMPANIES	0	0
1.02.01.02.02	FROM SUBSIDIARIES	0	0
1.02.01.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.01.03	OTHER	2,285,089	2,187,681
1.02.01.03.01	LOANS AND FINANCING	6,642	805
1.02.01.03.02	DEFERRED AND RECOVERABLE TAXES	1,597,168	1,614,184
1.02.01.03.03	INCOME SECURITIES	3,510	3,399
1.02.01.03.04	JUDICIAL DEPOSITS	641,748	528,095
1.02.01.03.05	OTHER ASSETS	36,021	41,198
1.02.02	PERMANENT ASSETS	7,339,775	7,668,851
1.02.02.01	INVESTMENTS	292,741	311,851
1.02.02.01.01	DIRECT AND INDIRECT ASSOCIATED COMPANIES	4	4
1.02.02.01.02	DIRECT AND INDIRECT ASSOCIATED COMPANIES – GOODWILL	0	0
1.02.02.01.03	SUBSIDIARIES	0	0
1.02.02.01.04	SUBSIDIARIES - GOODWILL	221,167	239,829
1.02.02.01.05	OTHER INVESTMENTS	71,570	72,018
1.02.02.02	PROPERTY, PLANT AND EQUIPMENT	5,860,596	6,086,367
1.02.02.03	INTANGIBLE ASSETS	1,073,521	1,150,460
1.02.02.04	DEFERRED CHARGES	112,917	120,173

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2007	4 - 3/31/2007
2	TOTAL LIABILITIES	16,406,557	17,494,965
2.01	CURRENT LIABILITIES	4,068,316	5,248,153
2.01.01	LOANS AND FINANCING	773,000	898,866
2.01.02	DEBENTURES	9,622	560,179
2.01.03	SUPPLIERS	1,293,429	1,265,107
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	997,410	939,156
2.01.04.01	INDIRECT TAXES	793,461	807,234
2.01.04.02	TAXES ON INCOME	203,949	131,922
2.01.05	DIVIDENDS PAYABLE	365,429	856,542
2.01.06	PROVISIONS	191,643	220,708
2.01.06.01	PROVISIONS FOR CONTINGENCIES	153,683	175,118
2.01.06.02	PROVISIONS FOR PENSION PLAN	37,960	45,590
2.01.07	DEBTS WITH RELATED PARTIES	0	0
2.01.08	OTHER	437,783	507,595
2.01.08.01	PAYROLL AND SOCIAL CHARGES	90,163	76,260
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	108,120	121,215
2.01.08.03	EMPLOYEE PROFIT SHARING	38,902	19,936
2.01.08.04	LICENSE TO OPERATE TELECOM SERVICES	71,873	154,658
2.01.08.05	ADVANCES FROM CUSTOMERS	62,526	72,080
2.01.08.06	OTHER LIABILITIES	66,199	63,446
2.02	NON-CURRENT LIABILITIES	5,074,448	5,186,077
2.02.01	LONG-TERM LIABILITIES	5,074,448	5,186,077
2.02.01.01	LOANS AND FINANCING	2,440,344	2,528,639
2.02.01.02	DEBENTURES	1,080,000	1,080,000
2.02.01.03	PROVISIONS	1,141,445	1,186,800
2.02.01.03.01	PROVISION FOR CONTINGENCIES	628,260	580,772
2.02.01.03.02	PROVISION FOR PENSION PLAN	513,185	606,028
2.02.01.04	RELATED PARTY DEBTS	0	0
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	0	0
2.02.01.06	OTHER	412,659	390,638
2.02.01.06.01	SUPPLIERS	24,320	7,692
2.02.01.06.02	INDIRECT TAXES	30,482	20,368
2.02.01.06.03	TAXES ON INCOME	54,112	50,274
2.02.01.06.04	LICENSE TO OPERATE TELECOM SERVICES	221,661	226,068
2.02.01.06.05	ADVANCES FROM CUSTOMERS	65,772	70,351
2.02.01.06.06	OTHER LIABILITIES	8,338	7,911
2.02.01.06.08	FUNDS FOR CAPITALIZATION	7,974	7,974
2.02.02	DEFERRED INCOME	0	0
2.03	MINORITY INTEREST	1,858,457	1,800,863
2.04	SHAREHOLDERS’ EQUITY	5,405,336	5,259,872
2.04.01	PAID-UP CAPITAL	2,596,272	2,596,272

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2007	4 - 3/31/2007
2.04.02	CAPITAL RESERVES	309,178	309,178
2.04.02.01	GOODWILL ON SHARE SUBSCRIPTION	306,961	306,961
2.04.02.05	OTHER CAPITAL RESERVES	2,217	2,217
2.04.03	REVALUATION RESERVES	0	0
2.04.03. 01	COMPANY ASSETS	0	0
2.04.03. 02	SUBSIDIARIES/DIRECT AND INDIRECT ASSOCIATED COMPANIES	0	0
2.04.04	PROFIT RESERVES	306,349	306,349
2.04.04.01	LEGAL	232,169	232,169
2.04.04.02	STATUTORY	0	0
2.04.04.03	CONTINGENCIES	0	0
2.04.04.04	REALIZABLE PROFITS RESERVES	74,180	74,180
2.04.04.05	PROFIT RETENTION	0	0
2.04.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.04.04.07	OTHER PROFIT RESERVES	0	0
2.04.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	2,193,537	2,048,073
2.04.06	ADVANCE FOR FUTURE CAPITAL INCREASE	0	0

07.01 - CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 4/1/2007 TO 6/30/2007	4 - 1/1/2007 TO 6/30/2007	5 - 4/1/2006 TO 6/30/2006	6 - 1/1/2006 TO 6/30/2006
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	3,972,871	7,869,945	3,619,302	7,274,189
3.02	DEDUCTIONS FROM GROSS REVENUE	(1,229,528)	(2,435,745)	(1,168,570)	(2,346,560)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	2,743,343	5,434,200	2,450,732	4,927,629
3.04	COST OF GOODS AND/OR SERVICES SOLD	(1,601,798)	(3,213,181)	(1,560,807)	(3,128,745)
3.05	GROSS PROFIT	1,141,545	2,221,019	889,925	1,798,884
3.06	OPERATING INCOME/EXPENSES	(812,093)	(1,923,003)	(1,044,825)	(1,873,810)
3.06.01	SELLING EXPENSES	(386,678)	(755,302)	(365,482)	(739,898)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(336,141)	(656,837)	(340,371)	(663,218)
3.06.03	FINANCIAL	(16,601)	(349,940)	(299,201)	(374,465)
3.06.03.01	FINANCIAL INCOME	143,976	305,400	193,704	309,801
3.06.03.02	FINANCIAL EXPENSES	(160,577)	(655,340)	(492,905)	(684,266)
3.06.04	OTHER OPERATING INCOME	130,357	245,105	206,003	287,749
3.06.05	OTHER OPERATING EXPENSES	(203,030)	(406,029)	(245,774)	(383,978)
3.06.06	EQUITY INCOME	0	0	0	0
3.07	OPERATING INCOME	329,452	298,016	(154,900)	(74,926)
3.08	NON-OPERATING INCOME	2,680	6,148	(14,347)	(16,877)
3.08.01	REVENUES	18,559	41,911	17,103	24,033
3.08.02	EXPENSES	(15,879)	(35,763)	(31,450)	(40,910)
3.09	INCOME BEFORE TAXES AND INTEREST	332,132	304,164	(169,247)	(91,803)
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(128,961)	(128,929)	47,308	5,196
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	INTEREST/STATUTORY CONTRIBUTIONS	0	0	0	0
3.12.01	INTEREST	0	0	0	0

07.01 - CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 4/1/2007 TO 6/30/2007	4 - 1/1/2007 TO 6/30/2007	5 - 4/1/2006 TO 6/30/2006	6 - 1/1/2006 TO 6/30/2006
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	0	267,772	265,472	265,472
3.14	MINORITY INTEREST	(57,707)	(127,673)	(38,535)	(40,321)
3.15	INCOME/LOSS FOR THE PERIOD	145,464	315,334	104,998	138,544
	NUMBER OF SHARES, EX-TREASURY (UNITS)	362,488,413	362,488,413	362,488,413,887	362,488,413,887
	EARNINGS PER SHARE (IN REAIS)	0.40129	0.86991	0.00029	0.00038
	LOSS PER SHARE (IN REAIS)

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

PERFORMANCE REPORT – 2nd QUARTER 2007

The performance report presents the consolidated figures of Brasil Telecom Participações S.A. and its subsidiaries, as described in Note 1 of this Quarterly Information.

OPERATING PERFORMANCE (not reviewed by independent auditors)

Fixed Telephony

Plant

Operating Data	2Q07	1Q07	2Q07/1Q07
			(%)

Lines Installed (thousand)	10,375	10,388	-0.1
Additional Lines Installed (thousand)	(13)	(35)	-61.4

Lines in Service – LES (thousand)	8,129	8,278	-1.8
- Residential	5,470	5,560	-1.6
- Non-residential	1,239	1,249	-0.8
- Public Telephones – TUP	276	275	0.2
- Hybrid Terminals	508	562	-9.6
- Other (includes PABX)	637	632	0.8
Additional Lines in Service (thousand)	(149)	(140)	6.4

Active Lines – LES (-) Blocked Lines	7,902	8,037	-1.7

Blocked Lines	228	241	-5.5

Average Lines in Service – LMES (thousand)	8,204	8,348	-1.7

LES/100 Inhabitants	18.4	18.8	-2.1
TUP/1,000 Inhabitants	6.3	6.3	-0.1
TUP/100 Lines Installed	2.7	2.7	0.3

Utilization Rate	78.4%	79.7%	-1.3 p.p.

Digitalization Rate	100.0%	100.0%	-0.0 p.p.

Fixed Plant

At the end of 2Q07, Brasil Telecom’s plant was composed of 8.1 million of lines in service, of which 41.0% were customers from alternative plans. Brasil Telecom has been launching new plans according to the segmentation strategy of customer base in order to ensure the universalization of telecommunication services and the profitability of services rendered. Pursuant to Anatel’s resolution, the implementation of the conversion from pulses to minutes will be concluded up to July 31, 2007.

Brasil Telecom offers to its customers the Full Bill Plan, which is already adjusted to the new minute collection system ruled by Anatel, so that the customer may receive a detailed bill and identify the calls made. The packages of Full Bill Plan enable the customer to choose the ideal concession to his/her consumption profile and offer concession options from 400 to 20,000 minutes of local calls to fixed telephones, from 30 to 500 minutes of local calls to mobile phones and from 30 to 120 minutes of long- distance calls.

In 2Q07, Brasil Telecom relied on 3.3 million of lines in local alternative plans of fixed telephony, a 19.2% increase compared to 2Q06, which reflects the Company’s strategy of retaining and building customers loyalty by offering specific plans according to each customer’s profile. The alternative plans are, among others: minutes plans, plans for fixed-fixed and fixed-mobile local calls.

Brasil Telecom also offers long distance alternative plans and relied on 682.7 thousand customers at the end of 2Q07, a 62.1% increase compared to 2Q06.

At the end of 2Q07, Brasil Telecom’s plant comprised 10.4 million lines installed, of which 8.1 million were in service, representing utilization rate of 78.47% . Year-on-year, the utilization rate posted an 8.8 p.p. reduction due to the adoption of more rigid measures in the Company’s collection and billing policy as of 3Q06 and the drop of the fixed terminals in service. At the end of 2Q07, Brasil Telecom had 7,901.5 thousand active lines and 227.9 thousand blocked lines.

Traffic

Operating Data	2Q07	1Q07	2Q07/1Q07
			(%)

Exceeding Pulses (million)*	1,217	1,434	-15.1

Exceeding Minutes (million)	500	114	337.5

VC-1 (million minutes)	698	692	0.8

Minutes Long Distance (million)	1,382	1,438	-3.9

Long Distance	1,061	1,128	-5.9

VC-2	175	168	3.9

VC-3	146	142	2.7
* Reclassified in the 1Q07 to a better comparison.

Exceeding Local Minutes and Pulses

In 2Q07, Brasil Telecom posted 499.7 million of exceeding minutes, 337.5% higher than 114.2 million minutes recorded in 1Q07, basically due to the growing adhesion to the alternative plans.

In 2Q07, Brasil Telecom reached 1.2 billion exceeding pulses, representing a 15.1% reduction compared to 1Q07, explained by the migration from pulses to exceeding minutes, recorded in 2Q07. Year-on-year, the drop was of 43.2% in view of an increase in local concessions which generates an increment of subscription; the migration effect of pulse-minute which distributes the traffic, which originally was only measured in pulse and as of this year started to be also measured in minutes; the 25.9% increase in the plant of ADSL accesses; and the migration from fixed to mobile terminals.

VC-1

The VC-1 traffic amounted to 697.8 million of minutes in 2Q07, 0.8% higher when compared to the 1Q07 and stable compared to the same period of the previous year, in spite of the effect of aggressive promotions to intranetwork calls of competitor mobile operators.

Long-Distance Traffic

A 3.9% and 1.0% decrease of long distance traffic was recorded in 2Q07 when compared to 1Q07 and 2Q06, respectively. However, this decrease is offset in the revenue by the increase in the number of customers who adhered to the long distance plans. Additionally, an increase of VC-2 and VC-3 traffics was also recorded, according to the comparison quarter-on-quarter and year-on-year.

LD Market Share

In 2Q07, Brasil Telecom maintained its leadership position and posted an average market share of 86.0% in the intra-regional segment. In the intra-sectorial segment, Brasil Telecom reached a 90.5% market share, stable compared to the previous quarter. Brasil Telecom closed the 2Q07 with 63.7% market share in the inter-regional segment and a 36.0% share in the international segment.

Tariffs

Anatel authorized Brasil Telecom to adjust the tariff items of Basic Plans for Local and Domestic Long Distance Plans, pursuant to the Concession Agreements. The average adjustments authorized were of 2.14% for local and domestic long distance tariff baskets. The TU-RL (Local Network Usage Tariff) was adjusted by 2.12% and the TU-RIU (Interurban Network Usage Tariff) was reduced by 0.13% .

The Basic Plans tariffs of the Switched Fixed Telephone Service (STFC), Local and LDN, for mobile phone calls, VC-1, VC-2, VC-3, were adjusted by 3.29%, also as of July 20, 2007.

Mobile Telephony

Operating Data	2Q07	1Q07	2Q07/1Q07
			(%)

Customers (thousand)	3,769	3,638	3.6
Postpaid	890	967	-7.9
Prepaid	2,879	2,671	7.8
Net Additions (thousand)	131	261	-50.1
Postpaid	(77)	(27)	185.7
Prepaid	208	288	-28.1
Gross Additions (thousand)	624	447	39.4
Postpaid	99	65	51.7
Prepaid	525	382	37.3
Cancellations (thousand)	493	186	165
Postpaid	175	92	90.9
Prepaid	318	94	237.8
Annual Churn	53.3%	21.2%	32.1 p.p.
Postpaid	75.5%	37.5%	38.0 p.p.
Prepaid	45.8%	14.9%	30.9 p.p.
Customer Acquisition Cost (SAC – R$)	89.7	97.8	-8.3
Market Share	12.9%	12.9%	0.0 p.p.
Assisted Locations	830	830	0.0
% Population Coverage	87%	87%	0.0 p.p.
Radio Base Stations (ERBs)	2,434	2,417	0.7
Commutation and Control Centers	10	10	0.0
Employees	610	611	-0.3

Mobile Accesses

BrT Móvel reached 3,768.6 thousand mobile accesses in service, representing a net addition of 130.5 thousand accesses in 2Q07. At the end of 2Q07, BrT Móvel’s customer portfolio was 3.6% higher than that of 1Q07 and 36.0% higher versus 2Q06.

At the end of June 2007, the mobile plant was composed of 890.2 thousand subscribers of post-paid plans (23.6% of BrT Móvel customer base) and 2,878.3 thousand pre-paid customers.

At the end of 2Q07, Brasil Telecom identified and removed 181.3 thousand accesses from its customer base that had already been deactivated, that is to say, they were no longer generating income for the company. Out of the total access removed in June 2007, 95.3 thousand were post-paid accesses and 86.0 were prepaid accesses.

These extraordinary disconnections made additions to be net from negative postpaid accesses. However, total net additions were positive in 130.5 thousand in view of the high volume of sales recorded in 2Q07, highlighting the Mothers’ Day sales.

Market Share

The market share of BrT Móvel in the region II was of 12.9% at the end of 2Q07, similar to the share recorded in 1Q07 and 2.2 p.p. higher than the share recorded in 2Q06. BrT Móvel maintained the third position in the market share in the Federal District and in the states of Goiás, Tocantins, Mato Grosso, Acre and Rondônia.

According to data published by Anatel, the market share of BrT Móvel, in the Region II, in post-paid access is of 15.4% in June, higher than the share in total access (12.9%) .

Coverage Area

During 2Q07, BrT Móvel covered to 830 locations, serving 87% of the population in the Region II.

DATA

Broadband

Operating Data	2Q07	1Q07	2Q07/1Q07
			(%)

ADSL Accesses (thousands)	1,454	1,384	5.1
Net Additions (Thousands)	70	66	6
ADSL Penetration (%)	17.9%	16.7%	1.2 p.p.

During 2Q07, Brasil Telecom added 69.9 thousand ADSL accesses to its plant, amounting to 1,453.4 thousand accesses in service by the end of June 2007, a 5.1% and 25.9% increase in relation to 1Q07 and 2Q06, respectively. The ADSL (ADSL/LES) penetration in 2Q07 reached 17.9%, compared to 16.7% in 1Q07 and 12.3% in 2Q06.

The ongoing growth of ADSL services continued during 2Q07, supported by the sale of quadruple-play packages, in partnership with Sky, and by the enlargement of Turbo services portfolio, using the ADSL 2+ technology which allows speeds of up to 24 Mbps. Brasil Telecom’s investments in this technology have been made over the past years and have already been made available in more than half of the 1,300 cities served with broadband connection.

In addition to the ADSL accesses, Brasil Telecom recorded in 2Q07 the ongoing increase of other products in the data transmission segment, namely: (i) Plus Service, which is a data transportation service, (ii) Vetor, which is a private virtual network which uses all the capacity of IP connections to compose a unique network, complete and flexible, used in data transmission, multimedia and voice, (iii) IP Corporate services that provide connection to the Internet for large companies, and (iv) Interlan, a solution to connect more than two remote points to a concentrating point, transmitting voice and data.

Internet Providers

The Internet Group, Brasil Telecom’s internet unit, comprising the activities of iG, Ibest and BrTurbo providers, is the 2nd largest broadband internet access provider in the Brazilian market. Summing up the customers of the Added Value Service, the total number of paying customers is of 1.8 million. The Internet Group also has 4 million dial up internet access customers; in addition, it is the 3rd largest Brazil’s portal in terms of browsing, with more than 9.8 million of monthly residential Unique Visitors.

Internet Group reached 1.3 million broadband internet access customers at the end of 2Q07, accounting for a 7.9% growth when compared to the 1Q07 and 42.3% when compared year-on-year. Out of the broadband internet access customers in the Region II, it is expected that 64.1% are iG or BrTurbo subscribers, positioning the company as the market leader in this region.

In addition to the broadband internet access customers, the Internet Group had a 27.9% growth in customers paying for the Value Added Services, quarter-on-quarter and a 173.4% growth, year-on-year, reaching 0.6 million customers in 2Q07. This growth was primarily due to the products concerned with the residential public.

The traffic generated by 4 million dial up internet access customers was of 12.3 billion in 2Q07, an 18.5% increase year-on-year. The share of iBest and iG in the market of minutes in the Region II was of 67.5% at the end of 2Q07, positioning the Internet Group as a market leader in this region.

ECONOMIC-FINANCIAL PERFORMANCE

Revenues

Total gross revenue of Brasil Telecom reached R$3,972.9 million in 2Q07, 1.9% and 9.8% higher when compared to 1Q07 and 2Q06, respectively. The growing contribution from data communication services and mobile telephony show the success of the revenue diversification strategy implemented by Brasil Telecom.

Local Service

The local service gross revenue reached R$1,634.4 million in 2Q07, 0.8% lower than that recorded in 1Q07. The restraint of local service drop occurred due to an increase of customers in the local alternative plans offered by the Company. Out of the total of the local service revenue, 70.7% derived from revenue from subscription and service measured, and 28.5% represented revenues with VC-1 calls.

In the second quarter, subscription gross revenue reached R$874.3 million, a 1.4% increase in relation to R$862.6 million recorded in 1Q07. This increase was basically due to migration of customers to the alternative plans, which offset the 1.7% drop in average terminals in service, which amounted to 8,203.7 thousand terminals in 2Q07 against 8,347.8 thousand terminals in 1Q07.

The gross revenue from service measured amounted to R$281.1 million in 2Q07, 7.1% lower than that observed in 1Q07, basically due to the migrations of customers to the alternative plans. Compared to 2Q06, the gross revenue with service measured was 16.3% lower, due to the reduction of pulses billed at 43.2%, partially offset by the increase of 377.5% in exceeding minutes.

Gross revenue from VC-1 calls reached R$466.1 million in 2Q07, which was stable compared to 1Q07, deriving from the stability in the quantity of VC-1 minutes.

Public Telephony

Public telephony gross revenue reached R$140.4 million in 2Q07, 8.8% higher than the 1Q07 revenue and 1.1% higher than the revenue recorded in 2Q06. The increase quarter-on-quarter is basically due to the 6.0% superiority in the quantity of sold credits in 2Q07 compared to 1Q07.

Long Distance

Gross revenue from LD services amounted to R$727.6 million in 2Q07, accounting for a 3.8% drop quarter-on-quarter, primarily reflecting the migration to the plans of long distance minutes, which influences the 3.9% drop in the long distance traffic. The 7.2% increase year-on-year occurred basically due to higher VC-2, VC-3 traffic and international traffic.

Interconnection

Interconnection revenue in 2Q07 was R$82.4 million and posted a 3.0% and 17.4% reduction quarter-on-quarter and year-on-year, respectively. This fall was mainly due to the traffic drop and the 20% reduction in TU-RL, as of January 1, 2007.

Data Communication

In 2Q07, gross revenue from data communication and other services of the main activity reached R$686.0 million, a 6.7% increase compared to the previous quarter and a 28.5% increase compared to 2Q06. This increment is mostly due to an increase in the ADSL customer base, which climbed 5.1% and 25.9% compared to 1Q07 and 2Q06, respectively.

Mobile Telephony

The consolidated gross revenue from mobile telephony services of 2Q07 was 13.6% and 95.0% higher than the revenues recorded in 1Q07 and 2Q06, respectively. The increase compared to the 2Q06 was due to the effect of the full bill and to the increase of the base.

In 2Q07, the total consolidated gross revenue from mobile telephony amounted to R$511.5 million, of which R$428.8 million related to services and R$82.7 million related to handsets and accessory sales.

ARPU

The total ARPU of mobile telephony recorded in 2Q07 was of R$33.8. The ARPU referring to the post-paid accesses was of R$49.8 and the ARPU of the prepaid accesses was of R$28.3. Compared to 1Q07, the total ARPU increased by 1.2% ..

Excluding the extraordinary disconnections of 181.3 thousand customers, held in June 2007 concerning all the 2Q07, the ARPU of BrT Móvel would be of R$35.21, the largest one among the mobile telephony operators in Brazil in 2Q07.

Fixed telephony ARPU (excluding data communication) reached R$77.9 in 2Q07, which is stable compared to previous quarter and 17.0% higher than the 2Q06, reflecting the Company’s strategy of discontinuing fixed telephony revenue deterioration. Including the data communication, the ARPU recorded in 2Q07 amounts to R$97.9, an increase of 1.9% and 22.5% when compared to 1Q07 and 2Q06, respectively, reflecting the ongoing growth of the penetration of ADSL accesses.

ADSL ARPU, recorded in 2Q07 was R$72.2, a 1.3% and 6.8% growth compared to 1Q07 and 2Q06, respectively, due to the Company’s strategy of prioritizing the sale of more profitable products and with higher access speeds.

Consolidated Net Revenue

The consolidated net revenue of Brasil Telecom reached R$2,743.3 million in 2Q07, 2.0% higher quarter-on-quarter and 11.9% higher year-on-year.

Costs and Expenses

Operating Costs and Expenses

In 2Q07, operating costs and expenses totaled R$2,397.3 million, which was stable related to R$2,389.0 million of 1Q07. Compared to R$2,306.4 million recorded in 2Q06, a 3.9% increase resulted from higher interconnection expenses and allowance for doubtful accounts, partially offset by the reduction of manageable expenses, such as personnel, materials, outsourced services and advertising and marketing.

Personnel

In 2Q07, personnel costs and expenses reached R$156.2 million, a 3.2% increase quarter-on-quarter and 4.0% decrease year-on-year. At the end of 2Q07, a total of 5,868 people were working for the Group, an increase of only 0.5% when compared to March 2007, of which 5,258 are employees in the fixed telephony segment and 610 at BrT Móvel, compared to the 5,227 and 611 of previous quarter.

Outsourced Services

Costs and expenses related to third-party services, excluding interconnection and advertising & marketing, totaled R$562.4 million in 2Q07, stable in relation to the amounts recorded in the previous quarter, and 2.2% lower than that one recorded in 2Q06, reflecting the Company’s strategy of controlling expenses.

Interconnection

Interconnection costs totaled R$570.4 million in 2Q07, 1.1% lower than the costs recorded in 1Q07 and 18.7% higher than 2Q06, due to increased customer base in the mobile phone operators and the implementation of full bill, partially offset by a 20% reduction of TU-RL as of January 1, 2007 and by the increased BrT Móvel market share.

Advertising and Marketing

Advertising & marketing expenses totaled R$35.6 million in 2Q07, a 43.4% increase in relation to 1Q07, due to intensive campaigns, especially the Mothers’ Day.

Accounts Receivable Losses (PCCR)/Operating Gross Revenue (ROB)

Accounts Receivable Losses (PCCR) and the gross revenue ratio in 2Q07 was 2.8% , 0.3 p.p. higher than the 2.5% of 1Q07 and totaled R$112.5 million in 2Q07. The increase in the 2Q07 occurred due to the effect of provision for risk of loss related to large customers.

Provisions for Contingencies

In 2Q07, provisions for contingencies totaled R$159.2 million, an R$36.6 million increase compared to 1Q07, primarily due to the tax lawsuits.

Materials

Costs and expenses of materials totaled R$101.7 million in 2Q07, a 31.6% increase compared to 1Q07, mainly due to the high volume of sale of handsets, especially the Mothers’ Day sales. The materials costs and expenses of BrT Móvel totaled R$78.8 million, representing 77.5% of the total costs and expenses of materials recorded by the Group, since the cost of goods sold is accounted for in this item.

In spite of the high sales of mobile phones in 2Q07, the SAC recorded in the second quarter of 2007 was of R$89.7, 8.3% lower than 1Q07 and 41.0% lower than 2Q06, which reflects the level of market subsidy ant the optimization of expenses related to advertising and marketing deriving from the convergence of trademarks.

Depreciation and Amortization

Depreciation and amortization costs totaled R$626.6 million in 2Q07, a 3.6% lower than 1Q07, due to an increase in fully depreciated assets.

Other Operating Costs and Expenses/Revenues

Other operating costs and expenses amounted to R$72.7 million in 2Q07, 42.4% lower than 1Q07. The PIS/COFINS provision in the amount of R$26.5 million contributed for this decrease.

EBITDA

Brasil Telecom’s consolidated EBITDA was R$972.7 million in 2Q07. The consolidated EBITDA margin reached 35.5% in 2Q07. In 1Q07, EBITDA reached R$952.0 million, representing an EBITDA margin of 35.4%, while in 2Q06, EBITIDA reached R$813.6 million, representing an EBITDA margin of 33.2% .

EBITDA of Brasil Telecom Móvel stood at R$5.2 million in 2Q07, positive for the second consecutive time after R$4.4 million recorded in the 1Q07. The EBITDA margin obtained in 2Q07 was of 1.2%, 0.1 p.p. higher than the 1.1% recorded in 1Q07.

Financial Result

In 2Q07, Brasil Telecom recorded a negative financial result of R$16.6 million. If we exclude the effect of interest on shareholders’ equity credited in 1Q07, the variation is positive at R$48.9 million, in view of reduction of financial expenses arising from the: (i) settlement of debentures in the amount of R$500 million and respective reduction in financial charges, (ii) falling interest on BNDES financing, due to a reduction in UMBNDES rate from 0.039398 in March 2007 to 0.036913 in June 2007 and (iii) exchange loss variation of 6.1%, incurring on exchange liabilities.

Net Income

Brasil Telecom recorded a net income of R$145.5 million in 2Q07, corresponding to R$0.4013 per share. The net income/ADR in the period was of US$1.0417. In 2Q06, the Company posted an income of R$105.0 million, corresponding to R$0.2897 per thousand shares. The income/ADR in the period was of US$0.6692.

Indebtedness

Total Debt

At the end of June 2007, Brasil Telecom’s consolidated gross debt totaled R$4,302.9 million, 15.1% lower than that registered by the end of March 2007. In June, 81.8% of the total debt was allocated on a long term basis.

On April 17, 2007, Brasil Telecom S.A. exercised its optional early redemption option, set forth in the Agreement of the 4th Debentures Issuance, being the 3rd Public Issuance, as informed to debenture holders on March 28, 2007. The total amount of R$521.1 million was utilized to perform the redemption of all debentures.

Net Debt

Brasil Telecom closed 2Q07 with temporary investments of R$200.8 million and a cash of R$2,842.1 million, against a cash of R$3,923.9 million by the end of March 2007. The consolidated net debt totaled R$1,260.0 million, 10.2% higher than that recorded in March 2007.

At the end of June 2007, the debt linked to the exchange variation, excluding hedge adjustments amounted to R$842.2 million, R$434.5 million in U.S. dollars, R$134.7 million in currency basket and R$273.0 million in Japanese yens. On June 30, 2007, Brasil Telecom had a protection against 35.9% of the debt linked to the exchange variation, resulting in a total exposure of 14.0% of the total debt.

Accumulated Cost of Debt

The Company’s consolidated debt had, in June, an accumulated cost of 8.9% p.a., equivalent to 73.4% of the CDI.

Financial Leverage

At the end of June 2007, Brasil Telecom Participações’s financial leverage, represented by the ratio of its net debt to shareholders’ equity, was equal to 23.3% , against 21.7% in the previous quarter.

Investments

R$ Million

Investments in Permanent Assets	2Q07	1Q07	2Q07/1Q07
			(%)

Network Expansion	84.3	48.0	75.7
- Conventional Telephony	-	1.9	N.A.
- Transmission Backbone	21.1	7.6	177.7
- Data Network	57.1	38.5	48.3
- Intelligent Network	2.2	0.1	2,150.0
- Network Management Systems	4.0	0.5	669.9
- Other Investments in Network Expansion	(0.1)	(0.7)	-86.6
Network Operation	54.0	48.9	10.4
Public Telephony	0.6	0.9	-37.4
Information Technology	30.2	8.2	266.9
Expansion Personnel	19.9	18.7	6.4
Regulatory	27.6	12.9	114.0
Other	35.6	9.7	267.4
Financial Expense of Expansion	5.2	1.2	321.7

Fixed Telephony Total	257.4	148.5	73.3

BrT Celular	45.2	4.3	958.1

Mobile Telephony Total	45.2	4.3	958.1

Total Investment	302.6	152.8	98.1

Reconciliation with Cash Flow:
Variation between the Economic and Financial Investment	24.8	225.2	-89.0

Cash Flow of Investments used in Permanent Assets	327.4	378.0	-13.4

In 2Q07, Brasil Telecom investments totaled R$302.6 million, R$257.3 million of which were invested in fixed telephony, including voice, data, information technology and regulatory, and R$45.2 million in mobile telephony. Compared to 1Q07, investments had a substantial increase of 98.1%, especially regarding mobile telephony investments, data network, information technology and regulatory.

-.-.-.-.-.-.-.-.-.-.-.-.-

09.01 - INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANIES	3 - CNPJ - TAXPAYER REGISTER	4 – CLASSIFICATION	5 - OWNERSHIP% IN SUBSIDIARY’S	6 - SHAREHOLDER’S EQUITY % IN PARENT COMPANY
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES IN CURRENT QUARTER (THOUSAND)		9 - NUMBER OF SHARES IN PRIOR QUARTER (THOUSAND)

01	BRASIL TELECOM S.A.	76.535.764/0001-43	SUBSIDIARY PUBLICLY HELD COMPANY	67.28	70.61
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		368,187,401		368,187,402

02	NOVA TARRAFA PARTICIPAÇÕES LTDA.	03.001.341/0001-70	SUBSIDIARY NON-PUBLICLY HELD COMPANY	99.99	0.44
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		32,624,928		32,624,928

03	NOVA TARRAFA INC.	. . / -	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	0.02
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		1,003		1,003

16.01 - OTHER INFORMATION WHICH THE COMPANY UNDERSTANDS RELEVANT

In compliance with the Corporate Governance Differentiated Practices Rules, the Company discloses the additional information below, related to the share control and structure:

1. OUTSTANDING SHARES

As of 6/30/2007	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect Shareholders	81,684,801	60.94	12,770,323	5.55	94,455,124	25.95
Management
Board of Directors	29	0.00	25	0.00	54	0.00
Directors	-	0.00	2025	0.00	2025	0.00
Fiscal Board	6	0.00	6	0.00	12	0.00
Treasury Shares	1,480,800	1.10	-	-	1,480,800	0.41
Other Shareholders	50,866,052	37.96	217,165,146	94.45	268,031,198	73.64
Total	134,031,688	100.00	229,937,525	100.00	363,969,213	100.00
Outstanding Shares in the Market	50,866,058	37.95	217,165,152	94.45	268,031,210	73.64

Note: On 4/27/2007, the Extraordinary General Meeting approved the grouping of shares, at the ratio of 1,000 existing shares per 1 share of the type.

As of 6/30/2007	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect Shareholders	81,848,936,875	61.07	12,979,222,374	5.65	94,828,159,249	26.05
Management
Board of Directors	37,397	0.00	26,928	0.00	64,325	0.00
Directors	461	0.00	2,025,989	0.00	2,026,450	0.00
Fiscal Board	5,648	0.00	5,644	0.00	11,292	0.00
Treasury Shares	1,480,800,000	1.10	-	-	1,480,800,000	0.41
Other Shareholders	50,701,907,822	37.83	216,956,244,749	94.35	267,658,152,571	73.54
Total	134,031,688,203	100.00	229,937,525,684	100.00	363,969,213,887	100.00
Outstanding Shares in the Market	50,701,913,470	37.83	216,956,250,393	94.35	267,658,163,863	73.54

2. SHAREHOLDERS HOLDING OVER 5% OF THE VOTING CAPITAL (As of 6/30/2007)

The shareholders, who directly or indirectly, hold over 5% of the Company common and preferred shares are as follows:

Brasil Telecom Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Solpart Participações S.A.	02.607.736-0001/58	Brazilian	68,356,160	51.00	0	0.00	68,356,160	18.78
Previ	33.754.482-0001/24	Brazilian	6,895,678	5.14	7,840,962	3.41	14,736,640	4.05
BNDES Participações S.A.	00.383.281/0001-09	Brazilian	1,271,490	0.95	11,498,991	5.00	12,770,481	3.51
Treasury Shares	-	-	1,480,800	1.10	-	-	1,480,800	0.41
Other	-	-	56,027,560	41.81	210,597,572	91.59	266,625,132	73.25
Total	-	-	134,031,688	100.00	229,937,525	100.00	363,969,213	100.00

Distribution of the Capital from Controlling Shareholders up to Individuals

Solpart Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Timepart Participações Ltda.	02.338.536-0001/47	Brazilian	509,991	0.02	-	-	- 509,991	0.02
Techold Participações S.A.	02.605.028-0001/88	Brazilian	1,318,229,979	61.98	-	-	- 1,318,229,979	61.98
Brasilco S.r.l	-	Italian	808,259,996	38.00	-	-	- 808,259,996	38.00
Other	-	-	34	0.00	-	-	- 34	0.00
Total	-	-	2,127,000,000	100.00	-	-	- 2,127,000,000	100.00

Timepart Participações Ltda. [1]	In units of quotas
Name	General Taxpayers’ Register	Citizenship	Quotas	%
Privtel Investimentos S.A.	02.620.949-0001/10	Brazilian	208,830	33.10
Teleunion S.A.	02.605.026-0001/99	Brazilian	213,340	33.80
Telecom Holding S.A.	02.621.133-0001/00	Brazilian	208,830	33.10
Total	-	-	631,000	100.00
1 Shareholding position based on 2Q05 data

Privtel Investimentos S.A. [1]	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Eduardo Cintra Santos	064.858.395-34	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00
1 Shareholding position based on 2Q05 data

Teleunion S.A. [1]	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Luiz Raymundo Tourinho Dantas (estate)	000.479.025-15	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00
1 Shareholding position based on 2Q05 data

Telecom Holding S.A. [1]	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Woog Family Limited Partnership	-	American	19,997	99.98	-	-	19,997	99.98
Other	-	-	3	0.02	-	-	3	0.02
Total	-	-	20,000	100.00	-	-	20,000	100.00
1 Shareholding position based on 2Q05 data

Techold Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Invitel S.A.	02.465.782-0001/60	Brazilian	1,157,013,213	100.00	341,898,149	100.00	1,498,911,362	100.00
Other	-	Brazilian	10	0.00	-	-	10	0.00
Total	-	-	1,157,013,223	100.00	341,898,149	100.00	1,498,911,372	100.00

Invitel S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Fundação 14 de Previdência Privada	00.493.916-0001/20	Brazilian	92,713,711	6.27	13,400,644	6.27	106,114,355	6.27
Telos – Fund. Embratel de Segurid.	42.465.310-0001/21	Brazilian	33,106,348	2.24	-	-	33,106,348	1.96
Funcef – Fund. dos Economiários	00.436.923-0001/90	Brazilian	571,411	0.04	-	-	571,411	0.03
Petros – Fund. Petrobrás Segurid.	34.053.942-0001/50	Brazilian	55,903,360	3.78	8,080,153	3.78	63,983,513	3.78
Previ – Caixa Prev. Func. B. Brasil	33.754.482-0001/24	Brazilian	285,901,442	19.33	41,323,590	19.33	327,225,032	19.33
Zain Participações S.A.	02.363.918-0001/20	Brazilian	1,009,796,296	68.28	150,829,870	70.56	1,160,626,166	68.57
Citigroup Venture Capital International Brazil LP	-	Cayman Islands	302,945	0.03	45,166	0.03	348,111	0.03
Investidores Institucionais FIA	01.909.558-0001/57	Brazilian	419,920	0.03	60,694	0.03	480,614	0.03
Opportunity Fund	-	Virgin Islands	69,587	0.00	-	-	69,587	0.00
CVC Opportunity Invest. Ltda.	03.605.085-0001/20	Brazilian	14	0.00	-	-	14	0.00
Priv FIA	02.559.662-0001/21	Brazilian	37,778	0.00	5,642	0.00	43,420	0.00
Tele FIA	02.597.072-0001/93	Brazilian	35,417	0.00	5,290	0.00	40,707	0.00
Other	-	-	6	0.00	-	-	6	0.00
Total	-	-	1,478,858,235	100.00	213,751,049	100.00	1,692,609,284	100.00

Zain Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Investidores Institucionais FIA	01.909.558-0001/57	Brazilian	552,668,015	45.85	-	-	552,668,015	45.85
Citigroup Venture Capital International Brazil LP	-	Cayman Islands	511,953,674	42.47	-	-	511,953,674	42.47
Opportunity Fund	-	Virgin Islands	108,497,504	9.00	-	-	108,497,504	9.00
Priv FIA	02.559.662-0001/21	Brazilian	28,765,247	2.39	-	-	28,765,247	2.39
Opportunity Lógica Rio Consultoria e Participações Ltda	01.909.405-0001/00	Brazilian	3,475,631	0.29	-	-	3,475,631	0.29
Tele FIA	02.597.072-0001/93	Brazilian	9,065	0.00	-	-	9,065	0.00
Opportunity Equity Partners Administradora de Recursos Ltda.	01.909.405-001/00	Brazilian	2	0.00	-	-	2	0.00
Opportunity Investimentos Ltda.	03.605.085-001/20	Brazilian	15	0.00	-	-	15	0.00
Other	-	-	1,144	0.00	-	-	1,144	0.00
Total	-	-	1,205,370,297	100.00	-	-	1,205,370,297	100.00

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

To the Management and Shareholders of
Brasil Telecom Participações S.A.
Brasília – DF

1.
We have performed a special review of the accompanying interim financial statements of Brasil Telecom Participações S.A. (the “Company”) and subsidiaries, consisting of the individual (Company) and consolidated balance sheets as of June 30, 2007 the related statements of income for the quarter and six-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company’s management.

2.
Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with certain officials of the Company and subsidiaries who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3.
Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4.
Our special review was conducted for the purpose of issuing a review report on the mandatory interim financial statements. The accompanying individual and consolidated statements of cash flows for the quarter ended June 30, 2007 are presented for purposes of additional analysis. Such information has been subjected to the same review procedures applied to the interim financial statements and, based on our special review, we are not aware of any material modifications that should be made to these statements of cash flows for them to be fairly stated in all material respects, in relation to the interim financial statements taken as a whole.

5.
We had previously reviewed the individual and consolidated balance sheets as of March 31, 2007 and the individual and consolidated statements of income for the quarter and six-month period ended June 30, 2006, presented for comparative purposes, and issued unqualified review reports thereon, dated April 25, 2007 and July 31, 2006, respectively.

6.	The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, July 24, 2007

DELOITTE TOUCHE TOHMATSU	Marco Antonio Brandão Simurro
Auditores Independentes	Engagement Partner
CRC 2 SP 011609/O-8	CRC 1 RJ 052000/O-0 “S” DF

INDEX

ANNEX	FRAME	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	ADDRESS OF COMPANY HEADQUARTERS	1
01	03	INVESTOR RELATIONS OFFICER - (Address for correspondence to Company)	1
01	04	REFERENCE/INDEPENDENT ACCOUNTANT	1
01	05	COMPOSITION OF ISSUED CAPITAL	2
01	06	COMPANY’S CHARACTERISTICS	2
01	07	SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENT	2
01	08	DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	ISSUED CAPITAL AND CHANGES IN CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	STATEMENT OF INCOME	7
04	01	NOTES TO THE FINANCIAL STATEMENTS	9
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	69
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	70
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	71
07	01	CONSOLIDATED STATEMENT OF INCOME	73
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	75
09	01	INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	84
16	01	OTHER INFORMATION WHICH THE COMPANY UNDERSTANDS RELEVANT	85
17	01	SPECIAL REVIEW REPORT - UNQUALIFIED	88
		BRASIL TELECOM S.A.
		NOVA TARRAFA PARTICIPAÇÕES LTDA.
		NOVA TARRAFA INC.	/88

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2008

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.